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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This annual information form ("AIF") contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. We refer to such forward-looking statements and forward-looking information together in this AIF as forward-looking information. All information contained in this AIF, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this AIF is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at our mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on our operations, financial condition and prospects, and our ability to effectively engage with local communities in Peru and other stakeholders, expectations regarding the timing of mining activities at the Pampacancha deposit and any additional delivery obligations under the Constancia stream agreement, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Copper World exploration program, expectations regarding the Lalor gold strategy, including the refurbishment, commissioning and ramp-up of the New Britannia mill and the expectations regarding the mine plan for the 1901 deposit, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

• our ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

• the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;

• our ability to achieve production and unit cost guidance;

• no significant interruptions to our operations or significant delays to our development projects in Manitoba and Peru due to the COVID-19 pandemic;

• the availability of spending reductions and liquidity options;

• the timing of development and production activities on the Pampacancha deposit;

• the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

• the successful completion of the New Britannia project on budget and on schedule;

• the successful outcome of the Rosemont litigation;

• the successful renegotiation of collective agreements with the labour unions that represent certain of our employees in Manitoba and Peru;

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• the success of mining, processing, exploration and development activities;

• the scheduled maintenance and availability of our processing facilities;

• the accuracy of geological, mining and metallurgical estimates;

• anticipated metals prices and the costs of production;

• the supply and demand for metals we produce;

• the supply and availability of all forms of energy and fuels at reasonable prices;

• no significant unanticipated operational or technical difficulties;

• the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

• the availability of additional financing, if needed;

• the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

• the timing and receipt of various regulatory and governmental approvals;

• the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

• maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

• maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

• no significant unanticipated challenges with stakeholders at our various projects;

• no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

• no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

• the timing and possible outcome of pending litigation and no significant unanticipated litigation;

• certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

• no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the political situation in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects, risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's Final Record of Decision ("FROD") and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment, commissioning and ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, with reaching additional agreements with individual community members and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors".

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this AIF or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

NOTE TO UNITED STATES INVESTORS

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Subject to the SEC Modernization Rules described below, the United States reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933, as amended.

The definitions used in NI 43-101 are incorporated by reference from the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). For example, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Furthermore, while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under SEC Industry Guide 7.

Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this AIF and documents incorporated by reference herein may not qualify as "reserves" under SEC Industry Guide 7. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of "reserve".

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards, incorporated by reference in NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to CIM definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF containing descriptions of the Company's mineral reserve and resource estimates is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC and under the United States federal securities laws and the rules and regulations thereunder.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the "Glossary of Mining Terms" attached as Schedule A.

Unless the context suggests otherwise, references to "we", "us", "our" and similar terms, as well as references to "Hudbay" and "Company", refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries.

CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as "Canadian dollars" or "C$". For United States dollars to Canadian dollars, the average exchange rate for 2020 and the closing exchange rate at December 31, 2020, as reported by the Bank of Canada, were one United States dollar per 1.3415 and 1.2732 Canadian dollars, respectively.

On March 26, 2021, the Bank of Canada daily exchange rate was one United States dollar per 1.2580 Canadian dollars.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Hudbay uses certain non-IFRS financial performance measures in its financial reports and in this AIF, including adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced, combined unit cost and zinc plant unit cost, cash cost and sustaining cash cost per ounce of gold produced. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a description and reconciliation of each of these measures (other than cash cost and sustaining cash cost per ounce of gold produced), please see the Non-IFRS Financial Performance Measures section on pages 53 to 68 of our management's discussion and analysis for the year ended December 31, 2020, a copy of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Further information on the projected cash cost and sustaining cash cost per ounce of gold produced from our Snow Lake operations is contained in Schedule B to this AIF.

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CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICE

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act ("CBCA"). On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc. On January 1, 2017, we completed a vertical short-form amalgamation under the CBCA with two of our subsidiaries, HBMS and Hudson Bay Exploration and Development Company Limited, and changed our name from HudBay Minerals Inc. to Hudbay Minerals Inc.

Our registered office is located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange ("TSX"), New York Stock Exchange ("NYSE") and Bolsa de Valores de Lima under the symbol "HBM".

INTERCORPORATE RELATIONSHIPS

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

1. Hudbay owns our Canadian mining operations, is the borrower under our Canada Facility, the issuer of our Senior Unsecured Notes and a guarantor of our Peru Facility.

2. HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. ("Hudbay Peru"). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly-owned subsidiary. HudBay Peru Inc. is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

3. Hudbay Peru owns the Constancia mine, is the borrower under our Peru Facility and is a guarantor of our Canada Facility and our Senior Unsecured Notes.

4. HudBay (BVI) Inc. ("Hudbay BVI") is the party to the precious metals stream agreement in respect of the Constancia mine.

5. HudBay Marketing & Sales Inc. markets and sells our copper concentrate and zinc metal produced in Manitoba and is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

6. Hudbay Arizona Inc., through its subsidiaries, indirectly owns 100% of Rosemont Copper Company and Mason Resources (US) Inc. ("Mason US").

7. Rosemont Copper Company owns a 100% interest in the Rosemont project.

8. Mason US owns a 100% interest in the Mason project in Nevada as well as certain exploration properties in the surrounding area.

9. HudBay Arizona (Barbados) SRL is the party to the precious metals stream agreement in respect of the Rosemont project.

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DEVELOPMENT OF OUR BUSINESS

STRATEGY

Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery and successful development of new mineral deposits, and through highly efficient low-cost operations to profitably extract ore from those deposits. We also believe that our successful development, ramp-up and operation of the Constancia open-pit mine in Peru, along with our long history of underground mining and full life-cycle experience in northern Manitoba provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

Over the past decade, we have built a world-class asset base by employing a consistent long-term growth strategy. We intend to sustainably grow Hudbay through exploration and development of our robust project pipeline, as well as through the acquisition of other properties that fit our stringent strategic criteria. Furthermore, we continuously work to generate strong free cash flow and optimize the value of our producing asset portfolio through exploration, brownfield expansion projects and efficient and safe operations.

To ensure that any capital allocation or acquisition we undertake creates sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property opportunities. These include the following:

  Geography: Potential acquisitions should be located in jurisdictions that support responsible mining activity and have acceptable levels of political and social risk. Given our current scale and geographic footprint, our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with our long-standing focus on environmental, social and governance ("ESG") principles;
  Commodity: Among the metals we produce, we believe copper has the best long-term supply/demand fundamentals and the greatest opportunities for sustained risk-adjusted returns. While our primary focus is on copper, we appreciate the polymetallic nature of deposits and, in particular, the counter-cyclical nature of gold production in our portfolio;
  Quality: We are focused on adding long-life, low-cost assets to our existing portfolio of high quality assets. Long life assets can capture peak pricing of multiple commodity price cycles and low cost assets can generate free cash flow even through the trough of price cycles;
  Potential: We consider the full spectrum of acquisition and investment opportunities from early-stage exploration to producing assets, but they must meet our stringent risk-adjusted criteria for growth and value creation. Regardless of the stage of development, we look for mineral assets that we believe offer significant incremental potential for exploration, development and optimization beyond the stated resources and mine plan;
  Process: Through a robust due diligence and capital allocation process, we develop a clear understanding of how we can create value from the investment or the acquired property through the application of our technical, social, operational and project execution expertise, as well as through the provision of necessary financial capacity and other operational optimization opportunities;
  Operatorship: We believe real value is created through leading efficient project development and operations. Hudbay's leadership team is well positioned to drive value and deliver effective capital allocation with our proven track record of successful project development and operational excellence.
  Financial: Investments and acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes capital allocation to non-producing assets at various stages of development, when evaluating accretion, we will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

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THREE YEAR HISTORY

COVID-19 and Our Business

Following the onset of the COVID-19 pandemic, the Company's business response planning commenced in January 2020 and company-wide crisis plans were activated in early-March as part of our crisis management protocols. The Board worked with senior management during this time to ensure risks relating to COVID-19 were identified and mitigation plans were put in place. Throughout the rapidly changing environment, we have remained focused on the health and safety of our workforce and local communities and we have actively engaged with local stakeholders and public health authorities to ensure effective implementation of our business response plans.

In Peru, the government declared a state of emergency on March 15, 2020, requiring non-essential businesses to be shut down. Following this declaration, we commenced the temporary and orderly suspension of operations at Constancia. The shutdown lasted approximately eight weeks, during which a smaller workforce was maintained at the site to oversee critical aspects of the operation and in order to facilitate a quick and efficient restart and ramp up of the mine.

In Manitoba, other than an unrelated production interruption at 777 due to an incident that occurred during routine maintenance of the hoist rope and skip, our mines continued to operate and ship concentrate and zinc metal throughout the year, notwithstanding COVID-19 related challenges.

Each of our business units developed site-specific measures intended to identify and limit COVID-19 exposure and transmission and maintain a safe environment for our workers and our communities. Site-specific measures have included testing of incoming workers prior to their travel to site, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, and adjustment of work rotation schedules. These measures have continued to evolve as the status of the pandemic changes in each of our operating regions and our measures are adapted to the regional health authorities' latest restrictions and guidelines.

We believe the most important way we can support the communities in which we operate is to manage safe operations that provide income for local employees, businesses, and communities, and that is what we sought to do throughout the year. In addition to our efforts to maintain safe operations, we have also supported public health efforts and provided COVID-19 relief funding, supplies and services to our neighbouring communities and the regions in which we operate.

Pampacancha and Constancia Satellite Properties

In February 2020, the community of Chilloroya formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. Throughout the remainder of the year, we focused on negotiating individual agreements with those members of the Chilloroya community who made use of the Pampacancha lands and advancing the consultation process between the government and the Chilloroya community in accordance with Peru's Consulta Previa law. Despite challenges presented by the COVID-19 pandemic, the Consulta Previa process was completed at the end of the year, and, in early January 2021, we received the final mining permit for the development and operation of Pampacancha.

In January 2021, Hudbay commenced limited pre-development activities for Pampacancha, including haul road construction and site preparation work. The Company continues to advance discussions with the remaining land user family at Pampacancha. Pre-stripping activities are expected to commence once the remaining land user agreement has been completed.

On March 29, 2021, the Company released an updated mine plan for Constancia that reflects an increase in copper and gold production from 2022 to 2025 as the higher grades from the Pampacancha deposit enter the mine plan. The updated mine plan incorporates higher-grade reserves including the Constancia North pit extension. With the incorporation of Pampacancha and Constancia North, annual production at Constancia is expected to average approximately 102,000 tonnes of copper and 58,000 ounces of gold over the next eight years, an increase of 40% and 367%, respectively, from 2020 levels, which were partially impacted by an eight-week temporary mine interruption related to a government-declared state of emergency.

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In 2018, we acquired control of a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Exploration agreement discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties are progressing and, in early 2021, we commenced drilling on the Quehuincha North high-grade skarn target located approximately 10 kilometres from Constancia's processing facilities.

Lalor Mine and New Britannia Project

On February 19, 2019, Hudbay announced the results from the first phase of our Snow Lake gold strategy which repositioned Lalor as a gold mine with precious metals contributing a majority of the life-of-mine revenues. This was the first mine plan to contemplate the processing of gold and copper gold ore from Lalor at the company's New Britannia mill starting in 2022, which has since been accelerated. Refurbishment activities at the gold plant continue to remain ahead of the original schedule with commissioning now expected to be completed in mid-2021.

Following drilling and engineering activities in 2019, on March 30, 2020, we announced the second phase of our Snow Lake gold strategy with the release of an integrated revised mine plan for the Snow Lake operations. This mine plan increased the annual gold production at Lalor and incorporated gold-rich regional deposits to support an 18 year operating life (ending in 2037), based solely on proven and probable reserves and a production rate of 4,500 tonnes per day at Lalor for the first ten years of the mine plan.

Over the past twelve months, we advanced the third phase of our Snow Lake gold strategy focused on expanding and further optimizing operations. On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporates the results from several optimization initiatives, including: increasing the production rate at Lalor to 5,300 tonnes per day once the 777 mine closes in 2022; increasing the throughput rate at the Stall mill to 3,800 tonnes per day; incorporating mineral reserves from the 1901 deposit into the mine plan; and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries. These mine plan enhancements optimize the processing capacity of the Snow Lake operations in a manner that maximizes the net present value of the operations. As a result of these initiatives, the production of gold, copper and silver are expected to increase by 18%, 34% and 27%, respectively, from 2022 to 2027 compared to the previous mine plan.

On May 7, 2020, we entered into a gold forward sale and prepay arrangement ("Gold Prepay") with a syndicate of our existing lenders whereby we received an upfront payment of $115 million in exchange for delivering a total of 79,954 gold ounces in 2022 and 2023 based on gold forward curve prices averaging approximately $1,682 per ounce. The Gold Prepay was executed to pre-fund substantially all of the capital costs to complete the New Britannia project. The capital costs are now expected to be approximately $13 million higher than the initial budget of $115 million due to project scope additions and COVID-19 related costs.

For additional information, see "Material Mineral Projects - Lalor".

Rosemont

Since the acquisition of the Rosemont project in 2014, Hudbay has completed an extensive work program and, in March 2017, we filed our first National Instrument 43-101 technical report for Rosemont. The technical report projected that Rosemont would have a 19-year mine life and generate an after-tax, unlevered IRR of 15.5%, based upon a long-term copper price of $3.00 per pound. For additional information, see "Rosemont Technical Report".

In the first half of 2019, Rosemont received the Section 404 Water Permit from the U.S. Army Corps of Engineers and the U.S. Forest Service ("USFS") approved Rosemont's Mine Plan of Operations ("MPO") following an extensive Environmental Impact Statement process. The issuance of the MPO was the final administrative step in the permitting process.

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During the first half of 2019, Hudbay also reached an agreement with United Copper & Moly LLC ("UCM") to acquire UCM's 7.95% joint venture interest in the Rosemont project, and all remaining earn-in rights, for $45 million, plus three annual installments of $10 million per year starting in 2022.

On July 31, 2019, the U.S. District Court for the District of Arizona ("Court") issued a ruling in two of the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project (the "US Mining Law Litigation"). The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Following the Court's decision in the US Mining Law Litigation, Hudbay suspended its early works program at Rosemont and, as of September 30, 2019, recognized an after-tax impairment loss of $242.1 million related to Rosemont.

In December of 2019, Hudbay and the U.S. Department of Justice each filed a notice of appeal in respect of the Court's decision in the US Mining Law Litigation to the U.S. Ninth Circuit Court of Appeals. The appeal of the unprecedented Rosemont court decision continues to advance with final briefs filed in November 2020 and the oral hearing completed in early February 2021. A decision is expected later in 2021.

On February 10, 2020, the Court issued a ruling in the third lawsuit challenging the U.S. Forest Service's issuance of the FROD for the Rosemont mine. In this lawsuit, the plaintiffs challenged the Biological Opinion that was issued by the U.S. Fish and Wildlife Service and relied on by the U.S. Forest Service as part of the permitting process. The Court ruled to remand certain aspects of the U.S. Fish and Wildlife Service's analysis and findings related to the Biological Opinion back to the agencies for further review.

On March 24, 2021, the U.S. Army Corps of Engineers determined that Rosemont is not subject to the Clean Water Act and, as such, Rosemont does not require the Section 404 Water Permit that was the subject of a litigation claim that was commenced in 2019 and had since been stayed by the Court.

While the litigation is ongoing, Hudbay remains committed to advancing the Rosemont project and finding ways to unlock value for the benefit of all our stakeholders.

On March 29, 2021, Hudbay announced the intersection of high-grade copper sulphide and oxide mineralization at shallow depth on its Copper World properties located on wholly-owned patented mining claims within seven kilometres of Rosemont. The drill program was initiated in 2020 to confirm historical drilling in this past-producing copper region formerly known as Helvetia. After receiving encouraging initial results, the Company launched a larger drill program in early 2021 and has since doubled the number of drill rigs at site to six to further test the four known deposits at Copper World and the potential for additional mineralization.

Acquisition of Mason

On December 19, 2018, Hudbay completed the acquisition of Mason Resources Corp. ("Mason") and its wholly-owned Mason project in Nevada, by way of a plan of arrangement where Hudbay acquired all of the issued and outstanding common shares of Mason which it did not already own for C$0.40 per common share. The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America, with measured and indicated resources comparable in size to Constancia and Rosemont.

Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies. Hudbay expects to release the results of its preliminary economic assessment of the Mason project in April 2021.

Waterton Settlement and Leadership Transition

On May 3, 2019, Hudbay entered into a settlement agreement with Waterton Global Resource Management, Inc. ("Waterton"), a significant shareholder, to resolve an ongoing proxy contest. Pursuant to the terms of the settlement, Hudbay and Waterton agreed upon eleven nominees for election at Hudbay's 2019 annual shareholders' meeting and customary standstill, voting support and other terms. On March 16, 2020, we agreed to amend certain of the standstill provisions of the agreement, and, in November 2020, the agreement expired. Waterton remains a significant shareholder of the company.

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As part of the Waterton agreement, Hudbay also agreed that, following the 2019 shareholders' meeting, the Company's Corporate Governance and Nominating Committee would initiate a process to identify a suitable successor to the Chair position. On October 3, 2019, Stephen A. Lang was appointed as Chair of Hudbay's Board of Directors, replacing Alan Hibben. Mr. Lang has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.

On January 22, 2020, Peter Kukielski was appointed Hudbay's President and CEO. Previously, Mr. Kukielski was serving as Interim President and CEO, following the resignation of Alan Hair in July 2019. Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors. Most recently, he was President and Chief Executive Officer of Nevsun Resources Ltd. until its acquisition in December 2018.

Steve Douglas was appointed Hudbay's Senior Vice President and Chief Financial Officer, effective June 30, 2020, following the retirement of David Bryson. Mr. Douglas has over 25 years of resource industry and finance leadership experience. He was Senior Vice President and Chief Financial Officer at Agrium Inc. prior to its merger with Potash Corporation of Saskatchewan Inc. and served as Executive Vice President and Chief Integration Officer at its successor corporation, Nutrien Inc., until January 2019.

Refinancing of Senior Unsecured Notes and Credit Facilities

On August 31, 2020, we completed an amendment to our senior secured revolving credit facilities (the "Credit Facilities"). As a result of the amendment, the total available borrowings under the Credit Facilities was decreased to $400.0 million from $550.0 million to reflect our anticipated business requirements until July 2022 when the Credit Facilities mature. We also revised the financial maintenance covenants to align with our development plans for the Pampacancha and New Britannia projects.

On September 23, 2020, we completed an upsized offering of $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029. The proceeds of this offering were used to redeem $400 million of our then outstanding 7.250% senior unsecured notes due 2023 and for general corporate purposes.

On March 8, 2021, we completed an offering of $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026. The proceeds of this offering were used to redeem $600 million of our then outstanding 7.625% senior unsecured notes due 2025.

Following the bond refinancings, we have an aggregate of $1.2 billion of long-term debt (see "Description of Capital Structure").

DESCRIPTION OF OUR BUSINESS

GENERAL

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver), molybdenum concentrate and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

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We have four material mineral projects:

1. our 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2. our 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014;

3. our 100% owned Rosemont project, a copper development project in Pima County, Arizona; and

4. our 100% owned 777 mine, an underground copper, zinc, gold and silver mine in Flin Flon, Manitoba, which has been producing since 2004 and which is scheduled to close in 2022.

In addition, we own and operate a portfolio of processing facilities in northern Manitoba, including our primary Flin Flon ore concentrator, which produces zinc and copper concentrates, our Stall concentrator, which produces zinc and copper concentrates and our Flin Flon zinc plant, which produces special high-grade zinc metal and continuous galvanizing grade aluminum alloy zinc metal. In 2015, we acquired the New Britannia mill, located in Snow Lake, which we plan to refurbish and utilize, commencing later in 2021, as part of our revised Lalor mine plan. In Peru, we own and operate a processing facility at Constancia, which produces copper and molybdenum concentrates.

We also own a 100% interest in the Mason project, an early stage copper project in Nevada with a substantial mineral resource, and own or have an interest in exploration properties in close proximity to our material mineral projects. Among these are a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties, and a number of properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed to the Lalor mine plan.

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The following map shows where our primary assets and certain exploration properties are located.

MATERIAL MINERAL PROJECTS

Constancia

Constancia is our 100% owned copper mine in Peru. It is located in the Province of Chumbivilcas in southern Peru and consists of the Constancia and Pampacancha deposits. The Constancia mine reached commercial production in the second quarter of 2015 and has an expected mine life of 17 years.

On February 18, 2020, the community of Chilloroya formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. Throughout the remainder of 2020, we focused on negotiating individual agreements with those members of the Chilloroya community who made use of the Pampacancha lands and advancing the consultation process between the government and the Chilloroya community as per Peru's Consulta Previa law. Despite challenges presented by the COVID-19 pandemic, the Consulta Previa process was completed at the end of the year, and in early January 2021, the Peruvian regulators granted us the final mining permit for the development and operation of Pampacancha.

In January 2021, Hudbay commenced limited pre-development activities for Pampacancha including haul road construction and site preparation work. We continue to advance discussions with the remaining land user family at Pampacancha. Pre-stripping activities are expected to commence once the remaining land user agreement has been completed.

On March 29, 2021, the Company released an updated mine plan for Constancia that reflects an increase in copper and gold production from 2022 to 2025 as the higher grades from the Pampacancha deposit enter the mine plan. The updated mine plan incorporates higher-grade reserves including the Constancia North pit extension. With the incorporation of Pampacancha and Constancia North, annual production at Constancia is expected to average approximately 102,000 tonnes of copper and 58,000 ounces of gold over the next eight years, an increase of 40% and 367%, respectively, from 2020 levels, which were partially impacted by an eight-week temporary mine interruption related to a government-declared state of emergency.

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In 2018, we acquired control of a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Exploration agreement discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties are progressing and, in early 2021, we commenced drilling on the Quehuincha North high-grade skarn target located approximately 10 kilometres from Constancia's processing facilities.

100% of the payable silver and 50% of the payable gold at Constancia is subject to a precious metals stream agreement with Wheaton Precious Metals. We receive cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to one percent annual escalation starting in 2019. Gold recovery for purposes of calculating payable gold is fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

On March 29, 2021, we filed a technical report titled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Vice President, Exploration and Geology) (the "Constancia Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Constancia mine, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Constancia mine.

Constancia Mineral Reserves - January 1, 2021(1)(2)(3)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Proven	436,500,000	0.29	83	0.041	2.88
Probable	56,100,000	0.25	69	0.045	3.09
Total Proven and Probable	492,600,000	0.29	82	0.042	2.90
Pampacancha
Proven	32,400,000	0.59	178	0.368	4.48
Probable	7,500,000	0.62	173	0.325	5.75
Total Proven and Probable	39,900,000	0.60	177	0.360	4.72
Total Mineral Reserve	532,500,000	0.31	89	0.066	3.04

Notes:

1. Totals may not add up correctly due to rounding.

2. Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral reserves.

3. Constancia mineral reserves are estimated using a minimum NSR cut-off of $6.14 per tonne and assuming metallurgical recoveries (applied by ore type) of 85.8% on average for the life of mine.

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The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Constancia mine.

Constancia Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2021(1)(2)(3)(4)(5)(6)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Measured	125,200,000	0.22	65	0.038	2.11
Indicated	118,300,000	0.22	65	0.037	2.05
Inferred	46,600,000	0.30	73	0.054	2.72
Pampacancha
Measured	11,400,000	0.41	101	0.245	4.95
Indicated	6,000,000	0.35	84	0.285	5.16
Inferred	10,100,000	0.14	143	0.233	3.86
Total Measured & Indicated	260,900,000	0.23	67	0.052	2.27
Total Inferred	56,700,000	0.27	86	0.086	2.92

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resource estimates do not include factors for mining recovery or dilution.

4. Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral resources.

5. Constancia mineral resources are estimated using a minimum NSR cut-off of $6.14 per tonne and assuming metallurgical recoveries (applied by ore type) of 85.8% on average for the life of mine.

6. Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

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The following chart shows Constancia production (tonnes and grade) for the last three years:

Note:

1. Production in 2020 was affected by an eight-week suspension of operations at Constancia following a government declared state of emergency in response to the COVID-19 pandemic.

Lalor

Our 100% owned Lalor mine is a gold, zinc and copper mine near the Town of Snow Lake in the province of Manitoba. Lalor is located approximately 208 kilometres by road east of Flin Flon, Manitoba.

The Lalor mine achieved commercial production in 2014 and the production rate has steadily ramped-up since that time.

In February 2019, Hudbay announced the results from the first phase of our Snow Lake gold strategy, which repositioned Lalor as a gold mine with precious metals contributing a majority of the life-of-mine revenues. This was the first mine plan to contemplate the processing of gold and copper gold ore from Lalor at the Company's New Britannia mill. Refurbishment activities at the gold plant are ahead of the original schedule with commissioning now expected to be completed in mid-2021. The New Britannia mill refurbishment costs are expected to be approximately $13 million higher than the initial budget of $115 million due to project scope additions and COVID-19 related costs.

Following drilling and engineering activities in 2019, on March 30, 2020, we announced the second phase of our Snow Lake gold strategy with the release of an extended 18 year mine plan (ending in 2037) for the Snow Lake operations (See "Three Year History" above).

Over the past twelve months, we advanced the third phase of our Snow Lake gold strategy focused on expanding and further optimizing operations. On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporates the results from several optimization initiatives, including: increasing the production rate at Lalor to 5,300 tonnes per day once the 777 mine closes in 2022; increasing the throughput rate at the Stall mill to 3,800 tonnes per day; incorporating mineral reserves from the 1901 deposit into the mine plan; and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries. These mine plan enhancements optimize the processing capacity of the Snow Lake operations in a manner that maximizes the net present value of the operations. As a result of these initiatives, the production of gold, copper and silver are expected to increase by 18%, 34% and 27%, respectively, from 2022 to 2027 compared to the previous mine plan.

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There also remains future upside to further enhance the Snow Lake operations through exploration opportunities and additional mill processing projects. Lalor contains 6.2 million tonnes of inferred mineral resources that have the potential to extend the Lalor mine's life beyond ten years and maintain a production rate of 5,300 tonnes per day beyond 2027. The 1901 deposit contains inferred gold resources that have the potential to be converted to a higher confidence category and incorporated into the mine plan and Hudbay's other mineral deposits in the Snow Lake region provide additional opportunities to optimize the operations. The Company is also in the early stages of exploring other metallurgical projects, including the potential to treat the tails from Stall to recover additional gold and the potential to expand the New Britannia mill to its historical rate of 2,000 tonnes per day.

On March 29, 2021, we filed an updated NI 43-101 technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Vice President, Exploration and Geology) (the "Lalor Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Lalor mine, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Reserve Estimates - January 1, 2021(1)(2)(3)(4)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal Zone
Proven	7,740,000	0.49	5.88	2.5	29.2
Probable	1,880,000	0.50	6.23	2.6	31.1
Gold Zone
Proven	3,950,000	0.60	1.03	5.2	27.7
Probable	3,630,000	1.16	0.53	5.7	27.9
Total Proven and Probable	17,200,000	0.66	3.68	3.8	28.8

Notes:

1. Totals may not add up correctly due to rounding.

2. Metal prices of $1.10 per pound zinc, $1,500 per ounce gold, $3.10 per pound copper, and $18.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. Mineral reserves are estimated using a minimum NSR cut-off of C$105 per tonne for waste filled mining areas and a minimum of C$116 per tonne for paste filled mining areas.

4. For Lalor, individual stope gold grades were capped at 10 grams per tonne, as a prudent estimate until reserves to mill reconciliations can establish that the high-grade gold can indeed be entirely recovered. This capping method resulted in the reduction of the global gold reserve grade by approximately 3%.

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The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2021(1)(2)(3)(4)(5)(6)(7)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal Zone
Inferred	890,000	0.50	4.49	2.5	44.6
Gold Zone
Inferred	6,090,000	1.13	0.37	4.8	26.9
Total Inferred	6,990,000	1.05	0.89	4.5	29.2

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Base metal mineral resources are estimated based on the assumptions that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator, which is currently being refurbished.

5. Metal prices of $1.10 per pound zinc, $1,500 per ounce gold, $3.10 per pound copper, and $18.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to estimate mineral resources at Lalor.

6. 1901 mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

7. Mineral resources are estimated using a minimum NSR cut-off of C$105 per tonne for waste filled mining areas and a minimum of C$116 per tonne for paste filled mining areas.

Production

The following charts show Lalor production (tonnes and grade) for the last three years:

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Rosemont

Our 100% owned Rosemont project is a copper development project, located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. The Rosemont project is designed to be an open pit, shovel and truck operation and has an expected 19-year mine life. Rosemont is expected to generate an after-tax, unlevered IRR of 15.5%, using a long-term copper price of $3.00 per pound, with a capital cost estimate of $1.921 billion based on our technical report for Rosemont filed in March 2017. Rosemont is subject to a precious metals stream agreement with Wheaton that contemplates an upfront initial deposit of $230 million following the receipt of permits, finalization of the financing plan and commencement of construction, in exchange for delivery of approximately 100% of payable silver and gold produced from Rosemont at a cash price of $450 per ounce for gold and $3.90 per ounce for silver, subject to escalation for inflation.

In the first half of 2019, Rosemont received the Section 404 Water Permit from the U.S. Army Corps of Engineers and the USFS approved Rosemont's MPO following an extensive Environmental Impact Statement process. The issuance of the MPO was the final administrative step in the permitting process. During the first half of 2019, Hudbay also reached an agreement with UCM to acquire UCM's 7.95% joint venture interest in the Rosemont project, and all remaining earn-in rights, for $45 million, plus three annual installments of $10 million per year.

On July 31, 2019, the U.S. District Court for the District of Arizona issued a ruling in two of the lawsuits challenging the U.S. Forest Service's issuance of the FROD for the Rosemont project (the "US Mining Law Litigation"). The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont.

In December of 2019, Hudbay and the U.S. Department of Justice each filed a notice of appeal in respect of the Court's decision in the US Mining Law Litigation to the U.S. Ninth Circuit Court of Appeals. The appeal of the unprecedented Rosemont court decision continues to advance with final briefs filed in November 2020 and the oral hearing completed in early February 2021. A decision is expected later in 2021. For a summary of the other litigation currently affecting the Rosemont project and the U.S. Army Corps of Engineers' recent jurisdictional determination in respect of the Section 404 Water Permit, refer to "Three Year History" above.

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While the litigation is ongoing, Hudbay remains committed to advancing the Rosemont project and finding ways to unlock value for the benefit of all our stakeholders.

On March 29, 2021, Hudbay announced the intersection of high-grade copper sulphide and oxide mineralization at shallow depth on its Copper World properties located on wholly-owned patented mining claims within seven kilometres of Rosemont. The drill program was initiated in 2020 to confirm historical drilling in this past-producing copper region formerly known as Helvetia. After receiving encouraging initial results, the Company launched a larger drill program in early 2021 and has since doubled the number of drill rigs at site to six to further test the four known deposits at Copper World and the potential for additional mineralization.

On March 30, 2017, we filed a technical report titled "NI 43-101, Feasibility Study, Updated Mineral Resource, Mineral Reserve and Financial Estimates, Rosemont Project, Pima County, Arizona, USA", effective as of March 30, 2017, prepared by Cashel Meagher, P. Geo (our Chief Operating Officer) (the "Rosemont Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Rosemont project, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Rosemont project.

Rosemont Mineral Reserve Estimates - January 1, 2021 (1)(2)(3)
	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)
Proven	426,100,000	0.48	120	4.96
Probable	111,000,000	0.31	100	3.09
Total Proven and Probable	537,100,000	0.45	120	4.58

Notes:

1. Blocks were classified as Proven or Probable in accordance with CIM Definition Standards 2014.

2. US$3.15 per pound copper, US$11.00 per pound molybdenum and US$18.00 per ounce of silver were used. Metallurgical recoveries of 90% copper, 63% molybdenum and 75.5% silver were applied. No metallurgical recovery of molybdenum and silver from oxide ore is projected. A $6.60 NSR cut-off grades was based on process recoveries, total processing, and general and administrative operating costs per tonne.

3. Based on 100% ownership of the Rosemont project.

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The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Rosemont project.

Rosemont Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2021(1)(2)(3)
	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)
Measured	161,300,000	0.38	90	2.72
Indicated	374,900,000	0.25	110	2.60
Total Measured & Indicated	536,200,000	0.29	110	2.64
Total Inferred	62,300,000	0.30	100	1.58

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Please refer to Schedule A "Glossary of Mining Terms".

2. Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Estimates of mineral resources exclude mineral reserves and are based on the following long-term metals prices: $3.15 per pound of copper; $11.00 per pound of molybdenum; and $18.00 per ounce of silver. Metallurgical recoveries of 85% copper, 60% molybdenum and 75% silver were applied to sulfide material. Metallurgical recoveries of 40% copper, 30% molybdenum and 40% silver were applied to mixed material. A metallurgical recovery of 65% for copper was applied to oxide material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, and silver combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total processing and general and administrative operating costs of $6.10 per tonne for oxide, mixed and sulfide material.

3. Based on 100% ownership of the Rosemont project.

777 mine

Our 100% owned 777 mine is an underground copper, zinc, gold and silver mine located within the Flin Flon Greenstone Belt, immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon, Manitoba. Development of the 777 mine commenced in 1999 and commercial production began in 2004. Based on the most recent estimate of mineral reserves, the 777 mine will close in the second quarter of 2022.

Ore produced at the 777 mine is transported to our Flin Flon concentrator for processing into copper and zinc concentrates. In the fourth quarter of 2020, we safely resumed full production at the 777 mine following a temporary production interruption due to an incident that occurred during routine maintenance of the hoist rope and skip. The shaft repairs were completed ahead of schedule and the repair costs were below the initial estimate.

Pursuant to the precious metals stream agreement we entered into with Wheaton Precious Metals in respect of the 777 mine, we are required to deliver 50% of the payable gold and 100% of the payable silver from the 777 mine and receive fixed payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to one percent annual escalation that started in 2015.

On November 6, 2012, we filed a NI 43-101 technical report titled "Technical Report, 777 mine, Flin Flon, Manitoba, Canada", prepared by Brett Pearson, P. Geo., Darren Lyhkun, P. Eng., Cassandra Spence, P. Eng., Stephen West, P. Eng. and Robert Carter, P. Eng. and dated effective October 15, 2012 (the "777 Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our 777 mine refer to Schedule B of this AIF.

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Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the 777 mine.

777 Mineral Reserve Estimates - January 1, 2021(1)(2)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal Zone
Proven	1,125,000	1.59	5.09	2.23	31
Probable	399,000	1.11	4.46	1.86	30
Total Proven and Probable	1,524,000	1.46	4.93	2.13	31

Notes:

1. Totals may not add up correctly due to rounding.

2. Life of mine (2021-2022) average zinc price of $1.04 per pound (includes premium), copper price of $2.90 per pound, gold price of $1,767 per ounce and silver price of $20.67 per ounce using an exchange rate of 1.30 C$/US$ was used to estimate mineral reserves and mineral resources.

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the 777 mine.

777 Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2021(1)(2)(3)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Measured	120,000	1.21	7.11	2.31	39
Indicated	90,000	1.77	4.82	1.61	31
Total Measured and Indicated	210,000	1.45	6.13	2.01	35
777 Inferred Mineral Resources - January 1, 2021(1)(2)(3)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Inferred	-	-	-	-	-

Notes:

1. Totals may not add up correctly due to rounding.

2. Life of mine (2021-2022) average zinc price of $1.04 per pound (includes premium), copper price of $2.90 per pound, gold price of $1,767 per ounce and silver price of $20.67 per ounce using an exchange rate of 1.30 C$/US$ was used to estimate mineral reserves and mineral resources.

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Please refer to Schedule A "Glossary of Mining Terms".

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Production

The following charts show 777 production (tonnes and grade) for the last three years:

Note:

1. 2020 production was affected by a six-week suspension of hoisting operations due to an incident that occurred during routine maintenance.

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OTHER ASSETS

Snow Lake Regional Deposits

As discussed under "Lalor" above, the mineral reserves and resources at Hudbay's satellite deposits in the Snow Lake region, including the copper-gold WIM deposit, the gold-rich 3 Zone and the zinc-rich Watts, Pen II and Talbot deposits, have the potential to provide future feed for the Stall and New Britannia processing facilities and further extend the life of the Snow Lake operations.

The following table sets forth our estimates of the mineral reserves and resources at the Snow Lake regional deposits (excluding Lalor and 1901).

Snow Lake Regional Gold Deposits Mineral Reserve Estimates - January 1, 2021(1)(2)(3)(4)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Probable Reserves
WIM	2,450,000	1.63	0.25	1.6	6.3
3 Zone	660,000	0.00	0.00	4.2	0.0
Total Probable (Gold)	3,110,000	1.28	0.20	2.2	5.0

Notes:

1. Totals may not add up correctly due to rounding.

2. Metal prices of $1.10 per pound zinc, $1,500 per ounce gold, $3.10 per pound copper, and $18.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. WIM mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 98% for copper, 88% for gold, and 70% for silver based on processing through New Britannia's flotation and tails leach circuits.

4. 3 Zone mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 85% for gold based on processing through New Britannia's leach circuit.

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Snow Lake Regional Gold Deposits Mineral Resource Estimates- January 1, 2021(1)(2)(3)(4)(5)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Inferred Resources
(Exclusive of Mineral Reserves)
Birch	570,000	0.00	0.00	4.4	0.0
New Britannia	2,750,000	0.00	0.00	4.5	0.0
Total Inferred (Gold)	3,320,000	0.00	0.00	4.5	0.0

Snow Lake Regional Base Metal Deposits Mineral Resource Estimates - January 1, 2021(1)(2)(3)(4)(5)(6)(7)(8)(9)
	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Indicated Resources
(Exclusive of Mineral Reserves)
PEN II	470,000	0.49	8.89	0.3	6.8
Talbot	2,190,000	2.33	1.79	2.1	36.0
Total Indicated (Base Metals)	2,660,000	2.01	3.04	1.8	30.9

Inferred Resources
(Exclusive of Mineral Reserves)
Watts	3,150,000	2.34	2.58	1.0	31.0
PEN II	130,000	0.37	9.81	0.3	6.8
Talbot	2,450,000	1.13	1.74	1.9	25.8
Total Inferred (Base Metals)	5,730,000	1.78	2.39	1.3	28.3

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator, which is currently being refurbished.

5. New Britannia mineral resource estimates have been reported at a minimum true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the lower part of New Britannia) to 3.5 grams per tonne (at the upper part of New Britannia).

6. Watts and Pen II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

7. Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

8. Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

9. The above resource estimates table includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

Mason Project

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. The Mason project's measured and indicated mineral resources are comparable in size to Constancia and Rosemont. We view the Mason project as a long-term option for potential future development and a strong addition to our pipeline of long-term growth opportunities. The Mason project is one of our high priority exploration projects in North America and we have been active in taking steps to optimize this opportunity.

Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies. Hudbay expects to release the results of its preliminary economic assessment of the Mason project in April 2021 based on a revised resource model and an updated mine plan constructed by Hudbay personnel using the same methods applied at Constancia. Based on this new model, including resource classification criteria calibrated on historical performance at Constancia, control of grade over-smoothing in the central zone of the deposit and the use of a lower cut-off grade, the measured and indicated resources have increased to 2.2 billion tonnes at 0.29% copper, from 1.4 billion tonnes at 0.32% copper previously.

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The following table sets forth the estimates of the mineral resources at the Mason project.

Mason Project Mineral Resource Estimates - January 1, 2021(1)(2)(3)(4)(5)
	Tonnes	Grade
		Cu (%)	Mo (g/t)	Au (g/t)	Ag (%)
Measured	1,417,000,000	0.29	59	0.031	0.66
Indicated	801,000,000	0.30	80	0.025	0.57
Total Measured and Indicated	2,219,000,000	0.29	67	0.029	0.63
Inferred	237,000,000	0.24	78	0.033	0.73

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resource estimates do not include factors for mining recovery or dilution.

3. Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral resources.

4. Mason mineral resources are estimated using a minimum NSR cut-off of $6.25 per tonne.

5. Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

Processing Facilities

Manitoba Business Unit

Our Flin Flon concentrator has throughput capacity of approximately 6,000 tonnes of ore per day, and produces zinc and copper concentrates primarily from ore mined at our 777 mine. From time to time, a portion of the ore mined from our Lalor mine is transported to the Flin Flon concentrator for processing. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. Tailings from the concentrator are utilized as paste backfill or pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. We expect the Flin Flon concentrator and tailings impoundment to be put on care and maintenance around the time the 777 mine closes in mid-2022.

Our zinc plant in Flin Flon, Manitoba produces special high-grade zinc metal and continuous galvanizing grade aluminum alloy zinc metal in three cast shapes from zinc concentrate. We produced 111,637 tonnes of cast zinc in 2020 and the capacity of the zinc plant is approximately 112,000 tonnes of cast zinc per year. Included in the zinc plant are an oxygen plant, powerhouse, a concentrate handling and storage facility, a zinc pressure leach plant, a solution purification plant, an electro-winning cellhouse, a casting plant, and a zinc storage area with the ability to load trucks or rail cars. The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is tailings cake residues containing gypsum, iron, and sulphur. Wastewater is treated and recycled through the zinc plant. We expect the zinc plant to be closed around the time the 777 mine closes in mid-2022.

Our Stall concentrator in Snow Lake, Manitoba was re-started in 2009 and a new copper recovery circuit was installed in the third quarter of 2012 to facilitate processing of Lalor ore. In 2014, we refurbished equipment and facilities at the Stall concentrator, and in 2020 the concentrator processed 3,871 tonnes per day of ore production from the Lalor mine to produce zinc and copper concentrates. The zinc concentrate is shipped by truck for further processing at our zinc plant in Flin Flon. Once the zinc plant closes in mid-2022, the zinc concentrate will be sold to third party customers. The majority of the tailings produced from the Stall mill are pumped to the Lalor paste plant, where it is dewatered, mixed with cement and sent underground as pastefill. If pastefill is not required, the tailings are diverted to the Anderson tailings impoundment area. In 2020, Hudbay completed a feasibility study and a test program exploring various technological upgrades to the flowsheet at the Stall mill. The total cost to implement these upgrades is estimated to be $19 million (C$24 million) and is expected to increase Stall's copper recoveries to between 91% and 95%, gold recoveries to between 64% and 70%, and silver recoveries to between 65% and 74%, a significant increase from the previous assumed recoveries of 84% copper, 53% gold and 53% silver. The project is expected to commence in 2022 and be in operation by early 2023.

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In 2015, Hudbay acquired a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba. The refurbishment of the New Britannia mill, including the addition of a copper flotation circuit, to optimize processing of the Lalor gold and copper gold ores, is ahead of the original schedule and commissioning of the gold mill is now expected to be completed in mid-2021 (See "Material Mineral Projects - Lalor".).

Peru Business Unit

Our processing plant at Constancia has a nominal throughput capacity of 90,000 dry metric tonnes per day of ore at 94% plant mechanical availability. We have improved the performance of the plant over time through technology and process improvements and plan to continue to implement such initiatives. The principal product of the concentrator is copper concentrate, although it also produces molybdenum concentrate. The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are designed and constructed to be open to the environment. The concentrate filtration and storage building is enclosed. The tailings are pumped to the tailings management facility for storage and water is returned via parallel piping to the process plant for reuse.

Production

The following charts show production of contained metal in concentrate (tonnes/ounces) for our Constancia, Flin Flon and Stall concentrators for the last three years:

Note:

1. Production in 2020 was affected by an eight-week suspension of operations at Constancia following a government declared state of emergency in response to the COVID-19 pandemic.

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Note:

1. The Reed copper mine closed in 2018.

2. Production in 2020 was affected by a six-week interruption at the 777 mine.

Tailings Management Facilities

We have seven tailings and water retainment structures and facilities, four in Manitoba and three at Constancia. The Flin Flon tailings impoundment area ("FFTIA") is the only one with partial construction using the upstream construction design method. More recent dam expansions at the FFTIA have been constructed using the downstream method. Our Anderson tailings management facility in Snow Lake has historically used subaqueous deposition of tailings. In order to accommodate ongoing production from our Lalor mine, we are in the process of raising the dam around Anderson using the downstream method. Our Constancia tailings facility was constructed utilizing a downstream method which created a solid rockfill platform foundation. This foundation supports ongoing centerline construction which will continue until the end of the operating life of the structure.

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We established an Independent Peer Review Board ("IPRB") for our Constancia tailings management facilities in 2012 and extended this to our Manitoba Business Unit's facilities in 2017. In 2018, we developed a Tailings Governance Charter to further strengthen our internal governance processes related to tailings management. The charter details existing controls, including a Tailings Management System at the site or business unit that supports day-to-day activities such as planning, monitoring, risk identification and reporting. We conduct independent external reviews, which may include Engineer of Record inspections, IPRB reports and compliance audits. The Manitoba and Peru Business Units are currently rated "AA" across all the tailings management indicators in the Mining Association of Canada's Towards Sustainable Mining ("TSM") program. In addition to maintaining a minimum of an "A" rating on all five TSM tailings indicators, we also ensure tailings facilities are constructed following the Canadian Dam Safety Guidelines. We believe following these well established standards provides substantial alignment to the recently introduced Global Tailings Standard.

At our Manitoba Business Unit, where some of our tailings storage facilities were built 80 years ago, we have worked with our engineer of record, with input from our IPRB, to identify opportunities to proactively upgrade facilities to increase the factor of safety of the structures over a three year period, particularly in areas previously constructed using the upstream method. We expect to spend approximately $20 million per year from 2020 to 2022 to implement improvements and increase the safety factor of these tailings facilities. The tailings improvement projects are on schedule and we expect to complete them by the end of 2022.

At our Rosemont project in Arizona, the current design includes an alternative method of tailings disposal called dry stack or filtered tailings. This method offers advantages over other tailings storage options, provided climactic conditions support the technology. Advantages include reduced water consumption, smaller land footprint and an ability to conduct concurrent reclamation. Dry stack also reduces the risk of groundwater contamination and dam breaches.

Exploration

Hudbay has an exploration portfolio of owned or optioned mineral properties which consists of approximately 840,000 hectares across Canada, Peru, the United States and Chile. Hudbay's 2021 exploration budget of $40 million, which includes option payments, will be focused on exploration near existing processing infrastructure in Manitoba and Peru, as well as the Helvetia district next to Rosemont.

In Peru, the company expects to conduct exploration drilling on skarn targets in areas close to the Constancia mine as well as for the definition of a porphyry deposit at the greenfield Llaguen project, located near the city of Trujillo in northwestern Peru where Hudbay has been successful in reaching a community agreement. In Manitoba, the company expects to conduct more underground drilling at Lalor to support the long-term gold strategy in Snow Lake as well as surface drilling to expand its gold and base metal resource base.

In the fourth quarter of 2020, we completed the initial drill program on our wholly owned private land located near Rosemont in a historic mining district, known as Copper World (formerly Helvetia). The focus of the program was to confirm historical drilling and test four known deposits at Hudbay's Copper World properties. The drill program consisted of 60 holes with several intersecting sulphide and oxide mineralization that contains higher grades and is closer to surface than at Rosemont. Based on the positive results of the initial drill program, in 2021, we commenced a second phase of exploration drilling with a larger program using double the number of rigs. The 2021 drill program will focus on understanding the full extent of the mineralization at the Copper World deposits and potentially defining initial mineral resource estimates. Mineralogical studies, metallurgical testing and geophysical surveys are underway.

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Exploration activities elsewhere consists of geological mapping, geochemical sampling and geophysical surveys.

Strategic Investments

As at December 31, 2020, we held minority equity positions in 13 junior exploration companies, representing investments with a fair market value of approximately $20 million, as part of our strategy to populate a pipeline of projects with the potential for exploration and development. Our early stage opportunity pipeline consists of minority interests in junior exploration companies with projects in Canada, the United States, Chile and Peru. We are continuing to evaluate new projects and potential investments to add to our portfolio and will seek to dispose of investments when the underlying projects are no longer consistent with our strategy.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2020 were $439.1 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

OTHER INFORMATION

Products and Marketing

Our principal products are copper concentrate, which contains payable copper, gold and silver, zinc concentrate, refined zinc metal and molybdenum concentrate. In 2020, we produced 426,733 tonnes of copper concentrate (321,395 tonnes from Constancia and 105,338 tonnes from our operations in Manitoba), 233,094 tonnes of zinc concentrate, the majority of which was processed in our Flin Flon zinc plant facility to produce 111,631 tonnes of cast zinc, and 2,423 tonnes of molybdenum concentrate. Once the New Britannia gold mill is commissioned, we will also produce doré containing gold and silver.

In 2020, copper concentrate sales represented approximately 53% (2019 - 58%), zinc sales represented approximately 25% (2019 - 21%) and molybdenum sales represented approximately 2% (2019 - 2%), of our total gross consolidated revenue (which excludes mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts, adjustments to originally invoiced weights and assays and variable consideration adjustments).

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Our 2020 revenue breakdown by commodity type is illustrated in the chart below:

2020 REVENUE BREAKDOWN

Notes:

1. Revenue for the full year ended December 31, 2020. Gold and silver revenues include deferred revenue and cash payments applicable to precious metals stream sales.

2. This number excludes treatment and refining charges.

In 2020, approximately 79% (55% in 2019) of our copper concentrate sales were to third party purchasers at benchmark terms and for 2021 this is expected to decline to approximately 61%. The majority of the balance of our copper concentrate production is sold pursuant to shorter-term contracts (one to two years) at spot market terms. Manitoba copper concentrate production is sold for delivery to a smelter in Canada, while Peru copper concentrate production is primarily sold for delivery to smelters in Asia, with the balance delivered within South America and Europe.

There were no sales of zinc concentrate in 2020.

All molybdenum concentrate production in 2020 was sold to third party purchasers under long-term contracts and was delivered to roasters in South America and Asia.

We sell gold and silver equal to the deliverable portion of payable gold and silver produced from our 777 and Constancia mines to Wheaton Precious Metals pursuant to the terms of the precious metals stream agreements in respect of our 777 and Constancia mines.

We ship cast zinc metal produced at our Flin Flon zinc plant by rail and truck to third party customers in North America.

Commodity Markets

In addition to our production, financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and zinc were far more volatile in 2020 than they were in 2019 due to the adverse effect of the COVID-19 pandemic on the world economy. Government mandated lockdowns and a rapid decline in the value of all assets drove copper and zinc prices to multiyear lows in the first quarter of 2020 before temporary supply side disruptions and scrap shortages, central bank liquidity injections and improved market sentiment propelled prices, especially copper, to levels significantly higher than prior to the pandemic. Gold prices, except for a brief decline in March 2020 when all asset prices suffered steep declines, moved higher through the last three quarters of the year due to the COVID-19 crisis and the world's response to it.

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For additional information refer to our market analysis of copper and zinc prices on pages 28 and 29 of our management's discussion and analysis for the year ended December 31, 2020, a copy of which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining and mineral processing industries in the geographic areas in which we operate. For additional information, see "Risk Factors - Recruitment, Retention and Labour Relations".

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. For additional information, see "Risk Factors - Competition".

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate, zinc concentrate and refined zinc metal are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, see "Risk Factors - Governmental and Environmental Regulation".

Our goal is to continue to improve our environmental performance and we have an environmental management program directed at environmental protection and compliance to achieve our goal and address these regulatory changes. For additional information, see "Tailings Management Facilities" above and "Sustainability" and, in particular, our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations.

Employees

As at December 31, 2020, we had 76 employees at our Toronto head office, 1,475 employees in Manitoba, 948 employees in Peru and 31 employees in Arizona.

Our three-year collective bargaining agreements with the unionized workforces at our Manitoba and Peru operations expired at the end of 2020; negotiations for new collective agreements at each of our operations are ongoing. Unionized workers represented approximately 74% of our employees in Manitoba and 32% of our employees in Peru as at December 31, 2020.

Hudbay maintains a profit sharing plan pursuant to which 10% of the after-tax profit of the Manitoba Business Unit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

In accordance with Peruvian law, Hudbay distributes 8% of the after-tax profit of the Peru Business Unit amongst all employees in Peru, including executive officers and key management personnel.

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SUSTAINABILITY

At Hudbay, we view responsible corporate behaviour as integral to the successful execution of our business strategy. In particular, we pride ourselves on maintaining a good reputation with our regulators, communities and other stakeholders and being able to bring that good reputation to new communities and jurisdictions when we embark on new projects. Our mission includes that the regions and communities in which we operate benefit from our presence, meaning that we create benefits and opportunities that contribute to their economic and social wellbeing, and that we protect our natural environment. We also commit to our employees to maintain a safe and healthy work environment. As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including Environmental Management System Standard ISO 14001, Occupational Health and Safety Management System Standard ISO 45001, the Voluntary Principles on Security and Human Rights and our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations.

HEALTH, SAFETY AND ENVIRONMENTAL POLICIES

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. In 2020, both our Manitoba and Peru operations transitioned to the ISO 45001 health and safety management system standard, which has replaced the OHSAS 18001 standard. All of our producing operations currently have management systems certified to Safety and Environmental Management System Standards ISO 45001 and ISO 14001. In addition, the production and supply of our cast zinc products are registered to the ISO 9001 quality standard.

We believe that ongoing improvement in the safety of our workplace assists in maintaining healthy labour relations and that our ability to minimize recordable injuries (Medical Aid, Restricted Work and Lost Time injuries) and comply with environmental requirements are significant factors in maintaining social license to operate and realizing opportunities to improve overall operational efficiency. Our safety management systems also focus on identifying and mitigating fatal risks, including implementing critical controls addressing fatal risks and also on thoroughly investigating any incidents that represent a potential fatality regardless of the actual outcome of the incident. During 2018 and 2019, we transitioned to classifying injuries across our company using the International Council on Mining and Metals ("ICMM") criteria. Based on the ICMM criteria, in 2020, our recordable injury frequency per 200,000 hours worked was 1.26, essentially equaling our 2019 performance. Our other key measure of performance, Lost Time Severity, decreased in 2020 to 3.3 days lost per 200,000 hours worked from 4.1 in 2019 (we measure lost time and severity based on time away from work and do not include days of restricted work).

Our environmental management program consists of a corporate environmental policy, and at each site, comprehensive environmental management plans and procedures that are integrated with operating procedures, employee training, regular internal and external audits, and emergency response systems. Appropriate water stewardship plays an important role in the development and operation of our projects, particularly the Rosemont project. Hudbay's near term approach to greenhouse gas ("GHG") mitigation is to focus on the energy efficiency of our operations. Our direct GHG emissions are largely related to mobile equipment and we recognize that future fleet replacements will need to consider alternative energy sources. Our electricity is all supplied by third parties via regional grids, and is nearly all from renewable sources in Manitoba and partially from renewable sources in Peru. Our mitigation and adaptation approach is discussed further in our Annual and Sustainability Report. We did not have any material environmental non-compliances in 2020.

We maintain a company wide information system for recording, managing and tracking environmental, health, safety and community incidents.

HUMAN RIGHTS POLICY

Our Human Rights Policy articulates our commitments to human rights and addresses topics such as business and labour practices, community participation and security measures. Our Corporate Standards for Stakeholder Engagement, Community Giving and Investment, Local Procurement and Employment and Security Management provide our business units with additional corporate direction on minimum standards with respect to meeting the commitments we set out in our Human Rights Policy.

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The Voluntary Principles on Security and Human Rights provide important guidance for our security and community relations practices in locations with higher potential for social conflict and, in Peru, we regularly audit security policies and practices and conduct gap analyses against the Voluntary Principles.

SUSTAINABILITY REPORTING

Each year we publish a combined Annual and Sustainability Report that presents and discusses our environmental, social, health and safety performance in the context of our overall business performance. This report is prepared pursuant to the Global Reporting Initiative guidelines and the SASB Metals and Mining Standard, which are the world's most widely used sustainability reporting frameworks. Our 2019 Annual and Sustainability Report has been prepared largely in accordance with the "Core" option of the G4 guidelines and is available on our website at https://hudbayminerals.com/disclosure-centre/default.aspx. Our 2020 report is expected to be released in the second quarter of 2021.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem less material may also impair our business operations. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

METALS PRICES AND FOREIGN EXCHANGE

Our profit or loss and financial condition depend upon the market prices of the metals we produce, which are cyclical and which can fluctuate widely with demand. The profitability of our current operations is directly related and sensitive to changes in the market price of copper and zinc and, to a lesser extent, that of gold, silver and molybdenum (see "Sensitivity Analysis" on page 30 of our management's discussion and analysis for the year ended December 31, 2020). Market prices of metals can be affected by numerous factors beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the COVID-19 pandemic), general levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for existing products, level of industrial production, expectations with respect to the rate of inflation, foreign exchange rates and investment demand for commodities, interest rates and speculative activities. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The Chinese market is a significant source of global demand for commodities, including copper and zinc. Chinese demand has been a major driver in global commodities markets for a number of years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand in China slowed for other reasons, such as market disruption due to the COVID-19 pandemic, trade disputes, increased self-sufficiency, increased reliance on other suppliers to meet demand or a prolonged market disruption event, including as a result of the recent COVID-19 pandemic. Prices are also affected by the overall supply of the metals we produce, which can be affected by the start-up of major new mines, production disruptions and closures of existing mines. Future price declines (including as a result of the COVID-19 pandemic) may, depending on hedging practices, materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants). If such price declines were significant, there could be a material and adverse effect on our cash flow from operations and our ability to finance our projects and satisfy our debt service obligations (see "Access to Capital and Indebtedness" below).

In addition to adversely affecting the reserve estimates and the financial condition of the Company, declining metals prices can impact operations by requiring an assessment or reassessment of the feasibility of a particular project. If metals prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue production at any or all of our mines. We may also curtail or suspend some or all of our exploration and development activities, with the result that our depleted reserves are not replaced.

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In addition, since our core operations are located in Canada and Peru, many of our costs are incurred in Canadian dollars and Peruvian soles. However, our revenue is tied to market prices for copper, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar or Peruvian sol appreciate in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

PUBLIC HEALTH THREATS

An outbreak of infectious disease, a pandemic or a similar public health threat (such as the outbreak in 2020 of the novel coronavirus known as COVID-19), or a fear of any of the foregoing, could cause operating, supply chain and project development stoppages and delays and disruptions, labour shortages, reduced product demand, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). The possibility of a global recession arising from the pandemic and attempts to control it may impact metals demand and prices and could reduce available liquidity options. As a result, we may experience production below estimated levels, increased costs or significantly reduced revenue. This can lead to a material adverse effect on the financial performance, liquidity and results of operations.

In particular, as a result of the COVID-19 pandemic, we have experienced operational, supply chain, travel, labour and shipping disruptions, as well as delays in our community engagement efforts in Peru, and we may continue to experience similar disruptions in the future. As a result, to the extent COVID-19 continues to affect production, operating costs and the prices we receive for our products, as well as the development timeline for Pampacancha, our financial results may remain volatile. The resumption of normal operating activities is highly dependent on the global response and continuing impact of the COVID-19 pandemic and, at a local level, the expected development timeline for Pampacancha depends upon our ability to effectively engage and negotiate with individual land users as well as the communities that are affected by our Constancia project in Peru. Given the uncertainty with respect to the duration and magnitude of the impact of COVID-19 pandemic, including its impact on the development timeline for Pampacancha, our 2021 production and cost guidance are subject to a higher than normal degree of uncertainty.

On January 26, 2021, the Peruvian government announced heightened restrictions in order to help mitigate the spread of COVID-19. Under these new measures, all provinces of Peru are categorized as High, Very High, or Extreme, with corresponding levels of restrictions, including daily curfews and restrictions on domestic travel. Parts of Lima and Cusco, two regions where we operate, are currently classified as Extreme and Very High, respectively. On February 19, 2021, the Peruvian government extended the COVID-19 health emergency for another 180 days from March 7 to September 2, 2021, at which point the government is expected to re-evaluate the situation.

On January 28, 2021, in an effort to continue to reduce the COVID-19 cases in the province, the Manitoba government issued a public health order mandating a 14-day self-isolation period for anyone returning or coming to Manitoba from all jurisdictions. This order provides certain allowances for workers travelling to work and is not expected to impact Hudbay's ability to maintain required workforce levels. Our protocols of testing and pre-screening incoming workers continue to be in effect.

The possibility of a prolonged shutdown at some or all of our operations would cause us to continue to incur costs without realizing revenue and could delay our key development projects.

For the above reasons, we may experience production below estimated levels, increased costs, significantly reduced revenue and project delays. This could lead to a material adverse effect on our financial performance and condition, liquidity, access to capital and results of operations.

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DEVELOPMENT OF NEW PROJECTS

Our ability to successfully develop future growth projects is subject to many risks and uncertainties, including: the ability to generate sufficient free cash flows and secure adequate financing to fund the projects; obtaining and maintaining key permits and approvals from governmental authorities; successful resolution of administrative and legal challenges against permits that have been issued to us and those permits that may be issued in the future (particularly in the case of the Rosemont Project); obtaining surface rights agreements, if needed; construction, commissioning and ramp-up risks; scheduling and cost-overrun risks; developing and maintaining good relationships with neighbouring communities, local governments and other stakeholders; and political and social risk.

Significant amounts of capital will be required to construct and operate a new mine, such as Rosemont, and, to a lesser extent, to complete the New Britannia and Pampacancha projects. Our capital and operating costs may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. Factors such as COVID-19 related inefficiencies, delays or deferrals, changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of project infrastructure, and shortages of capital, may also delay or prevent the completion of construction or commencement of production or require the expenditure of additional funds. At New Britannia, for example, we expect total project spending to be approximately $13 million higher than budget due to project scope additions and COVID-19 related costs. Many major mining projects constructed in the last five to ten years have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no certainty that there will be sufficient financing or other transactions available on acceptable terms to fund the construction of Rosemont if we are successful in having the required permits reinstated.

The development of the Rosemont project may not occur as planned. While we expect that the Rosemont project will eventually be constructed and result in increased copper and precious metals production and enhanced growth opportunities for us, these anticipated benefits are not assured. There can be no assurance that administrative and legal challenges to Rosemont's permits (including those with respect to the FROD and Section 404 Water Permit) will be successfully resolved. Moreover, there may be further delays caused by additional administrative and legal challenges to Rosemont's permits.

The capital expenditures, timeline and other risks involved with developing a new mine, such as Rosemont, refurbishing and commissioning a new processing facility, such as the New Britannia mill, and mining a new deposit such as Pampacancha at our Constancia mine in Peru, are considerable. In the case of the New Britannia mill, the primary risk is the construction schedule and the constraints imposed on construction by COVID-19 related concerns and winter weather conditions in northern Manitoba. In the case of Pampacancha, there is a risk that we may not be able to use the surface rights we acquired from the community to develop the deposit if we are unable to reach agreements with those individual community members that currently use a portion of the acquired lands. Any inability to access the acquired surface rights for Pampacancha or take possession of other areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities and expose us to financial risks. There can be no assurance that our current development projects or other projects we intend to develop will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

DEPLETION OF RESERVES

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of the mine and, in the case of a maturing mine nearing the end of its life such as our 777 mine, the risk of the extraction of mineral reserves becoming uneconomic increases. As a result, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire new deposits, to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines.

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Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; political and social stability; the cost of any required surface rights; obtaining and maintaining a social license to operate; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and the cost of any legal or administrative challenges related thereto. Even if we identify and acquire what we believe to be an economically viable ore body, several years may elapse from the initial stages of development.

During this time, we may incur significant expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. We cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

POLITICAL AND SOCIAL RISKS

A change in government, government policy, the declaration of a state of emergency or the implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve restrictions on businesses, the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us. We are at a heightened risk of having this occur whenever there is a change in government in the countries or regions in which we operate and, in the current environment, due to the COVID-19 pandemic.

Although we only operate in jurisdictions that we believe support responsible mining in the Americas, there can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by a government authority or other body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. In addition, in situations where we possess surface rights, our land may be illegally occupied or access could otherwise be denied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities. We are at the highest risk of this occurring at our Constancia mine in Peru, where we need to reach agreements with certain individual community members that use a portion of the surface lands that we have acquired from the community in order to commence mining Pampacancha and need to enter into land use agreements with other communities in order to explore the prospective mineral properties we acquired in close proximity to Constancia. In addition, we possess certain other surface rights that could be illegally occupied or challenged by the surrounding communities.

Peru has recently undergone a period of heightened political instability. A general election is scheduled to be held on April 11, 2021 in which a record number of candidates are presently running for President. Political or social unrest or instability in Peru (which we continue to actively monitor during this period of elevated instability) could adversely affect our ability to operate the Constancia mine and develop the Pampacancha deposit. Such adverse effects could result in positions or actions that may be taken by the national government or at the regional, community or local levels by government or non-governmental actors, including demanding payments, encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our operation (including the environmental or social impacts of our operation), impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of political and community protests. While there have been some initiatives in respect of the Constancia mine, including attempts to restrict access and trespassing by workers and members of the surrounding communities, those initiatives have been limited and have not significantly disrupted the project's development or operations. There is the risk that more significant opposition may be mounted that may affect our ability to operate the Constancia mine. The risk of disruptions from such opposition tends to increase with national, regional and local elections in Peru as well as with change to the general political and social climate in the area in which we operate. While we continue to seek to constructively engage with all our stakeholders in the Constancia region, we have experienced an increase in disruptive activity in the Province of Chumbivilcas in recent weeks.

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COMMUNITY RELATIONS AND INDIGENOUS RIGHTS

Our relationships and reputation, particularly with the communities in which we operate in Manitoba, Chumbivilcas (Peru), Arizona and Nevada are critical to the future success of our existing operations and the construction and development of future projects. There is an increasing level of public attention and advocacy relating to the real and perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders.

Although we have entered into life of mine agreements with the two local communities directly affected by the Constancia mine and the one local community directly affected by the development of the Pampacancha deposit, and have a number of agreements in place with other local communities and governments in the area, there can be no assurance that disputes will not arise with these local communities or governments or that other communities or governments in the region with whom we do not have an agreement in place will demand an impact benefit or community investment agreement. There is also a risk we will be unable to reach agreements with certain individual community members that use a portion of the Pampacancha surface lands that we have acquired from the community which would impair our ability to successfully develop the Pampacancha deposit. There is also a risk we may be unable to reach land use agreements with other local communities in order to explore the prospective mineral properties we own in close proximity to Constancia. Relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and those strains may impact our ability to enforce our existing community agreements or obtain necessary permits and approvals to operate the Constancia mine. Further, communities and other groups in Peru and elsewhere that self-identify as Indigenous people may assert rights to be consulted and a right to free, prior and informed consent over project decisions. In Peru, this requires compliance with the Consulta Previa law.

The process of reconciliation with Indigenous peoples in Canada, including the Government of Canada's intention to implement the United Nations Declaration on the Rights of Indigenous Peoples may result in new such regulations being introduced in Canada. Although we work to engage with and provide opportunities to Indigenous communities near our operations in Manitoba, asserted rights of Indigenous peoples may affect our ability to operate our Lalor mine and develop other mineral properties in Manitoba, including our plans for the Snow Lake region. In the past this has given rise to temporary disruptions of our operations at Lalor. There can be no assurance that other disruptions will not be initiated in the future, which initiatives may affect our ability to explore and develop our properties in the Snow Lake region and conduct our operations.

In addition, from time to time, our operations may be adversely affected by protests and social activism broadly related to Indigenous rights and the process of reconciliation in Canada. In early 2020, for example, protests related to the Coastal GasLink pipeline project shutdown CN railway lines across Canada and impaired Hudbay's ability to ship mineral products to its customers.

While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will fully mitigate this potential risk.

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MINING, PROCESSING AND INSURANCE

Mining operations, including exploration, development and production of mineral deposits and disposal of tailings, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry including: adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions, as well as intentional acts by individuals or groups who intend to harm or disrupt our operations. These risks could result in the destruction of mines or processing facilities, the failure of tailings management facilities and damage to infrastructure, causing partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, monetary losses and potential legal liability. At our 777 mine for example, we experienced a six-week suspension of hoisting operations in the fourth quarter of 2020 due to an incident that occurred during routine maintenance of the hoist rope and skip, which is the bucket used to hoist ore from underground. Although we conduct extensive maintenance and monitoring and incur significant costs to maintain our mines, equipment and infrastructure, including our tailings management facilities, unanticipated failures or damage may occur that cause injuries, production loss or environmental pollution and resulting legal and economic liability, which may be significant. We may be at a heightened risk of such anticipated failures or damage in Manitoba, where some of our mines, equipment and infrastructure, including our tailings management facilities, were built over 80 years ago and, in the case of FFTIA, were based on the upstream construction design method.

As part of our risk management process for tailings, Hudbay has established an Independent Peer Review Board and developed a Tailings Governance Charter to oversee the governance and management of our tailings facilities (see "Tailings Management facilities"). This framework has resulted in a decision to implement a number of improvements to our Manitoba tailings facilities from 2020 to 2022 at a projected capital cost of approximately US$20 million per year. While these initiatives are intended to improve the safety factor of the Manitoba tailings facilities and bring them into line with best practices, there can be no assurance that these improvements will completely mitigate the risk of failure.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Likewise, the failure to produce marketable mineral concentrates from our operations, or the presence of deleterious elements in our mineral concentrate products, may adversely impact our ability to generate revenues from our production. We are at an increased risk of this at our Constancia operations, where the presence of lead and zinc in certain parts of the ore body requires us to blend production in order to sell marketable copper concentrate. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials. As a mine matures and nears the end of its life, such as our 777 mine, the risks that may cause actual production to vary from previous estimates increases and the extraction of mineral reserves may become uneconomic.

Likewise, as processing facilities age, such as our Stall concentrator and the Flin Flon metallurgical complex, the risk of unexpected shutdowns and reduced availability increases. Any inability to provide adequate feed to our processing facilities or maintain the availability of our processing facilities could adversely impact our profitability and impair the viability of our operations.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, no assurance can be given that such insurance will continue to be available or that we will be able to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as non-sudden or non-accidental emissions pollution as a result of exploration and production is not generally available to us on acceptable terms. Business interruption due to pandemics such as COVID-19 is generally not covered by business interruption insurance. Losses from uninsured events may cause us to incur significant costs.

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RECLAMATION AND MINE CLOSURE COSTS

The ultimate timing of, and costs for, future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on updated closure plans, amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions based on the approved closure plans. Changes to the amounts required, as well as the nature of the collateral to be provided, including as a result of updated closure plans, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs based on current disturbance, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash expenditures when we are required to close and restore mine sites, including our 777 mine and Flin Flon operations. Our estimate of this future liability may increase as a result of a new closure plan for the 777 mine and Flin Flon operations.

RECRUITMENT, RETENTION AND LABOUR RELATIONS

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. The success of our operations in Snow Lake, Manitoba and southern Peru, in particular, depend in part on our ability to attract new skilled personnel to work for us in these geographic areas.

We also are dependent on a number of key management and operating personnel, and our success will depend in large part on the efforts of these individuals and our ability to retain them.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate. There is a heightened risk of a work stoppage in 2021 in connection with the renegotiation of collective bargaining agreements with our unionized workforces in Manitoba and Peru. The collective bargaining agreements with the labour union in Peru and the six labour unions at our Manitoba operations expired on or about December 31, 2020 and there is a risk that one or more of the labour unions could strike if we are unable to reach a new agreement.

In addition, from time to time we may temporarily suspend or close certain of our operations and we may incur significant labour and severance costs as a result of a suspension or closure. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

LIQUIDITY, ACCESS TO CAPITAL AND INDEBTEDNESS

As at December 31, 2020, we had cash and cash equivalents of $439.1 million as well as $284.9 million in undrawn availability under our Credit Facilities. While we expect that our current liquidity and future cashflows will be sufficient to meet our obligations in the coming year, there can be no assurances that this will be the case given a potential deterioration in metals prices and other risks associated with the COVID-19 pandemic.

To fund growth, secure our future reclamation obligations and, in difficult economic times, to ensure continued operations, we may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and our projects and, in the case of the Credit Facilities, the financial maintenance covenants contained therein. Financing may not be available when needed or, if available, may not be available on terms acceptable to us. Failure to obtain or maintain any financing necessary for our capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties, including our potential plans to develop future growth projects.

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We have a significant amount of indebtedness. After our recent bond refinancings, we have total long-term debt of approximately $1.2 billion. As a result, we have a substantial annual interest expense, including approximately $64 million in respect of our Senior Unsecured Notes.

Specifically, our substantial level of indebtedness could have important consequences, including:

• limiting our ability to access capital to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

• requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

• increasing our vulnerability to general adverse economic and industry conditions;

• exposing the Company to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

• limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

• placing the Company at a disadvantage compared to other less leveraged competitors; and

• increasing our cost of borrowing.

Subject to the limits contained in the indentures governing the Senior Unsecured Notes and any limits under our other debt instruments existing from time to time, we may incur additional debt (including under our Facilities) to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our level of indebtedness could intensify.

Our ability to make scheduled payments on, repay in full or refinance our debt obligations, including the Senior Unsecured Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, most importantly, metals prices. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Senior Unsecured Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Senior Unsecured Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The indentures governing the Senior Unsecured Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, the indentures governing the Senior Unsecured Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

• incur additional indebtedness;

• pay dividends or make other distributions or repurchase or redeem capital stock;

• prepay, redeem or repurchase certain debt;

• make loans and investments;

• sell assets;

• incur liens;

• enter into transactions with affiliates;

• alter the businesses we conduct;

• enter into agreements restricting our subsidiaries' ability to pay dividends; and

• consolidate, amalgamate, merge or sell all or substantially all of our assets.

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If we cannot make scheduled payments on our debt, or we breach any of the covenants under the indentures governing the Senior Unsecured Notes or our other debt instruments, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements (including our secured facilities) and our other creditors could foreclose against the collateral securing our obligations and we could be forced into bankruptcy or liquidation.

GOVERNMENTAL APPROVALS, PERMITTING AND ENVIRONMENTAL REGULATION

Our activities are subject to various laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future. The success of our efforts to obtain and maintain permits is contingent upon many variables outside of our control, including the public consultation process undertaken by regulatory agencies. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the time and costs involved will not exceed our estimates or that we will be able to maintain such permits as a result of, among other things, conditions imposed or legal challenges. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Environmental regulation continues to evolve in a manner that requires stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in remediation requirements, fines and personal injury or natural resource damage claims, which could result in material costs. We could be held responsible for investigative-cleanup cost relating to presently unknown contamination on our properties. We may also acquire properties with environmental risks. Any investigative and remediation costs for known or unknown contamination, or for future releases of hazardous or toxic substances at our properties or related to our activities, could be material.

Although we believe that our operations are currently carried out in material compliance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations, including laws governing our tailings storage facilities. Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage relating to mining activities, and we may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which costs could be material.

TRANSPORTATION AND INFRASTRUCTURE

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In addition, from time to time we haul a portion of the ore production from the Lalor mine approximately 200 kilometers by road to Flin Flon for processing. In Peru, concentrate production from the Constancia mine must travel approximately 450 kilometers by road to the Port of Matarani. The method and route of transportation of ore and concentrates to our processing facilities and for sale give rise to a number of risks, including road safety and community and environmental risks. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to community or political protests (as was the case in 2020 with the CN rail blockades in Canada and community protests in Peru), weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to those of our competitors, could make our operations less competitive and could adversely affect our profitability.

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TITLE TO MINERAL PROPERTIES

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

In addition, a portion of the Rosemont property and certain other of our mining properties in the United States are located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims is granted under the United States General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. While we believe there are no material defects in title of the Rosemont project lands, this is one of the issues that is in dispute and currently the subject of ongoing litigation. As a result, there can be no assurance that all of our unpatented mine and millsite claims (including those forming part of the Rosemont project) will remain valid and available for development.

ANTI-BRIBERY LEGISLATION

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada's Corruption of Foreign Public Officials Act ("CFPOA"), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Our Peru-based operations are also subject to local anti-bribery and anti-corruption laws including without limitation Law No. 30424, which imposes criminal liability for local and foreign bribery, money laundering, terrorism financing and related crimes, and Legislative Decree No. 1385 which sanctions private corruption.

Our international activities, including our Constancia mine and exploration activities elsewhere in South America, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents to foreign persons. While we have implemented safeguards that are intended to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in Peru and other foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metals prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral resources will be converted into mineral reserves and that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. This is heightened in the case of Lalor, which has substantial inferred mineral resources. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

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INFORMATION TECHNOLOGY SYSTEMS

Our operations depend, in part, on information technology ("IT") systems. Our IT systems are subject to disruption, failure or damage from a number of threats, including, but not limited to, security breaches, computer viruses, cable cuts, natural disasters, terrorism, power loss, vandalism, phishing, fraud and theft. Although to date we have not experienced any material losses relating to IT system disruptions, failure or damage, cyber attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Any of these and other events could result in IT system failures, operational delays, production downtimes, security breaches, destruction or corruption of data or other improper use of our IT systems and networks, any of which could have an adverse effect on our reputation, results of operations, financial reporting and financial condition. Our exposure to this risk cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to continue to change or improve protective measures and to investigate and remediate any security vulnerabilities.

ENERGY AND OTHER CONSUMABLE PRICES AND AVAILABILITY

Our mining operations and facilities are intensive users of energy, diesel and other consumables (such as steel and metallurgical reagents) that are essential to our business. The prices of energy and other consumables, and in some cases their availability, can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy we rely on may increase significantly from current levels and any carbon-based energy we use may become subject to a carbon tax; any such significant increase or punitive tax could have an adverse effect on our profitability.

CLIMATE CHANGE

Governments and regulatory bodies at the international, national, regional and local levels have introduced or may introduce legislatives changes to respond to the potential impacts of climate change and it appears there is an increased commitment by the Canadian federal government to do so. Additional government action to regulate (and price) climate change, including regulations on carbon emissions and energy and water use to achieve net-zero emissions by 2050, could increase the direct and indirect costs of our operations and may have a material adverse effect on our business. Potentially, additional rules or regulations in the United States at the state or federal level will be forthcoming with respect to greenhouse gas emissions (including, but not limited to, carbon dioxide) and/or "cap and trade" legislation that could impact our operations.

In addition, there is increased investor attention on climate change, sustainability and environmental, social and governance ("ESG") issues more generally. Notwithstanding our commitment to conducting our business in a socially responsible manner, to the extent mining companies fall out of favour with some investors due to the industry's real or perceived impacts on climate change and its perceived role in a transition to a low carbon economy, this could negatively affect our shareholder base and access to capital.

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In addition, our operations are subject to the physical risks of climate change, which may include:

  Increased extreme weather events: Our current operations are located in geographical areas where typical weather can be hazardous. Constancia is situated in an area susceptible to seismic activity and El Niño and La Niña weather systems, the Rosemont project is vulnerable to extreme dry heat and the Manitoba operations are predisposed to cold temperatures, heavy snowfall and the inherent risks associated with sudden and drastic changes in temperature. An increase in extreme weather events at our operations, including increased frequency and severity of storms, winds and changes in precipitation and temperatures, could result in unanticipated challenges and may adversely affect our operations.
  Rising sea levels: A change in sea level can disrupt supply shipping channels, impacting both the transportation of equipment and resources to our operations and the delivery of our products to smelters and other purchasers.
  Water availability: Climate change may adversely affect the availability of water in arid locations, including the Southwestern United States (where our Rosemont and Mason projects are located) and Chile (where we have an active exploration program). Water scarcity and shortage can lead to pressure and government action to reduce industrial water consumption which may restrict the use of existing water rights.

Despite efforts to anticipate and mitigate against the hazards and risks of climate change, the above risks and other factors may impact production forecasts, results of operations, financial condition, corporate strategy and share price.

COMPETITION

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves for attractive, high quality mining assets. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

REPUTATIONAL RISK

As a result of the increased usage and reach of social media and other internet platforms used to create and publish user-generated content, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Publicity adverse to us, including as a result of such user-generated content, could result from the actual or perceived occurrence of any number of events (for example, with respect to the handling of environmental matters, community relations or litigation), whether true or not. Although Hudbay seeks to mitigate this risk through a number of measures, there can be no assurance that the Company's reputation will not be harmed. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and could ultimately have a material adverse impact on Hudbay.

POST-RETIREMENT OBLIGATIONS

We have assets in defined benefit pension plans which accumulate through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

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CREDIT RISK

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on select trade receivables. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

DIVIDEND PAYMENTS

The Senior Unsecured Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make future dividend payments will be subject to compliance with the covenants contained in our debt agreements along with other liquidity considerations. At all times, the declaration of dividends is subject to the discretion of our Board of Directors and our Board of Directors may determine to cease our past practice of making dividend payments at any time.

MARKET PRICE OF COMMON SHARES

Our share price may be significantly affected by changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume, shareholder activism and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares may fall and otherwise may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities (including in the context of shareholder activism campaigns) and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

GROWTH STRATEGY AND ACQUISITION INTEGRATION

We evaluate growth opportunities and continue to consider the acquisition and disposition of exploration, development and operating properties and other mineral assets to achieve our strategy. We, from time to time, engage in discussions in respect of both acquisitions and dispositions, and other business opportunities, but there can be no assurance that any such discussions will result in a successfully completed transaction. In addition, in the event of any such acquisition, there can be no assurance that the acquired business will be successfully integrated into our current operations.

FLUCTUATIONS IN THE VALUE OF EQUITY INVESTMENTS

We are exposed to market risk from the share prices of our equity investments in listed junior exploration companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. The share prices of these equity investments may be significantly affected by short-term changes in capital markets, commodity prices or in their financial condition or results of their operations, and as a result, will affect the value of our investments.

"PASSIVE FOREIGN INVESTMENT COMPANY" UNDER THE U.S. INTERNAL REVENUE CODE

We do not believe we are a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code ("PFIC") for the current taxable year. If we derive 75% or more of our gross income from certain types of ''passive'' income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ''passive assets'' (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ''look-through'' rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation's income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

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If we are classified as a PFIC during any portion of a U.S. taxpayer's holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three- year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. taxpayer's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to us. We have no obligation to determine whether we are a PFIC and may not make any such determination.

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

We are authorized to issue an unlimited number of common shares, of which there were 261,420,227 common shares issued and outstanding as of March 26, 2021.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PREFERENCE SHARES

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF. Preference shares may from time to time be issued and the Board of Directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the Board of Directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

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SENIOR UNSECURED NOTES

On September 23, 2020, we issued $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029 (the "2029 Notes"). The proceeds of this offering were used to redeem $400 million of our outstanding 7.250% senior unsecured notes due 2023 (the "2023 Redeemed Notes") and to pay any related premium, costs, and expenses for general corporate purposes. The 2029 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2023 Redeemed Notes.

On March 8, 2021 we issued $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026 (the "2026 Notes"). The proceeds of this offering were used to redeem $600 million of our outstanding 7.625% senior unsecured notes due 2025 (the "2025 Redeemed Notes"). The 2026 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2025 Redeemed Notes.

The 2026 Notes and the 2029 Notes (together, the "Senior Unsecured Notes") are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Rosemont and Mason projects and certain newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Senior Unsecured Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness and make restricted payments in certain circumstances.

On or after April 1, 2023 (in the case of the 2026 Notes), or April 1, 2024 (in the case of the 2029 Notes) we may redeem the Senior Unsecured Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of such series of the Senior Unsecured Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

2026 Notes		2029 Notes
Year	Percentage	Year	Percentage
2023	102.250%	2024	103.063%
2024	101.125%	2025	102.042%
2025 and thereafter	100.000%	2026	101.021%
		2027 and thereafter	100.000%

CREDIT RATINGS

The following table sets out the credit ratings we received from Standard and Poor's Ratings Services ("S&P") and Moody's Investors Services ("Moody's") on February 22, 2021 in connection with the issuance of the 2026 Notes, and Fitch Ratings ("Fitch") on March 19, 2021.

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Credit Rating Organization
	S&P	Moody's	Fitch
Corporate Credit Rating	B	B2	B+
Senior Unsecured Notes	B	B3	B+

S&P

On January 26, 2021, S&P affirmed its issuer credit and issue-level ratings of 'B' for Hudbay, affirmed its '3' recovery rating and revised its outlook to stable from negative as a result of their expectation that Hudbay will generate materially higher earnings and cashflow and improved leverage ratios as a consequence of a stronger base metals price environment. On February 22, 2021, coincident with Hudbay's announcement of the refinancing of its 2025 notes, S&P reaffirmed its ratings and outlook for Hudbay and its 2026 and 2029 notes.

S&P's corporate credit rating (or issuer rating) is a forward-looking opinion about an obligor's overall creditworthiness in order to pay its financial obligations. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation.

S&P's corporate credit ratings are on a rating scale that ranges from AAA (highest quality) to D (lowest quality). The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, an issuer rated 'B' currently has the capacity to meet its financial commitments, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

Regarding the issue-level rating, according to S&P's rating system, S&P's issue credit ratings are based, in varying degrees, on its analysis of the following considerations: (i) likelihood of payment; (ii) nature of and provisions of the financial obligation; and (iii) protection afforded by, and relative position of, the obligation in the event of bankruptcy or reorganization. S&P's issue-level ratings are similarly on a rating scale that ranges from AAA (highest quality) to D (lowest quality), with the ratings from 'AA' to 'CCC' having plus (+) or minus (-) modifiers. According to S&P's rating system, an issue rated 'B' indicates that the obligor has the capacity to meet its financial commitments on the obligation, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

S&P's recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the corporate credit rating or any other rating, and provides a specific opinion about the expected recovery. A '3' recovery rating indicates S&P's expectations of meaningful (50%-70%) recovery in the event of default.

Moody's

On February 22, 2021 Moody's reaffirmed our corporate family rating of 'B2', our speculative grade liquidity rating of 'SGL-2', our probability of default rating of 'B2-PD' and our Stable outlook. It also reaffirmed our 'B3' rating for our Senior Unsecured Notes, being the 2029 Notes issued in September 2020 and the 2026 Notes which were offered on that date.

Moody's issuer and issue-level credit ratings are on a rating scale that ranges from Aaa (highest quality) to C (lowest quality). Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks on the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. According to Moody's credit rating system, obligations rated 'B' are considered speculative and are subject to higher credit risk. A 'B' rating is the sixth highest of nine categories in Moody's rating system.

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Moody's speculative grade liquidity ratings are on a rating scale that ranges from SGL-1(best liquidity) to SGL-4 (weakest liquidity). According to Moody's speculative grade liquidity rating system, an issuer with an SGL-2' rating possesses good liquidity and is likely to meet its obligations over the coming 12 months through internal resources but may rely on external sources of committed financing. According to the system, the issuer's ability to access committed sources of financing is highly likely based on Moody's evaluation of near-term covenant compliance.

Moody's corporate family ratings are long-term ratings that reflect the likelihood of a default on a corporate family's contractually promised payments and the expected financial loss suffered in the event of default. A corporate family rating is assigned to a corporate family as if it had a single class of debt and a single consolidated legal entity structure.

A probability of default rating is a corporate family-level opinion of the relative likelihood that any entity within a corporate family will default on one or more of its long-term debt obligations.

Moody's long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody's speculative grade liquidity ratings are opinions of an issuer's relative ability to generate cash from internal resources and the availability of external sources of committed financing, in relation to its cash obligations over the coming 12 months.

Fitch

On March 19, 2021, Fitch Ratings reaffirmed Hudbay's Long-Term Issuer Default Rating of 'B+' and revised our outlook to Positive from Stable. Fitch also reaffirmed our 'B+'/'RR4' rating for our Senior Unsecured Notes, being the 2029 Notes issued in September 2020 and the 2026 Notes issued in March 2021.

Fitch's credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested.

Fitch defines "investment grade" and "speculative grade" as shorthand to describe the categories 'AAA' to 'BBB' (investment grade) and 'BB' to 'D' (speculative grade), respectively, in-line with general industry practice. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories either signal a higher level of credit risk or that a default has already occurred. Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss.

Fitch's credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ability of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of index-linked bonds).

Fitch Long-Term issuer default ratings, as well as issue-level ratings, are on a rating scale that ranges from AAA (highest quality) to C (lowest quality). Within rating categories, Fitch may use modifiers. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to 'AAA' ratings and ratings below the 'CCC' category.

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The instrument rating for an issuer's debt (whether secured, senior unsecured, or subordinated) is notched from the issuer's or guarantor's IDR. Rated entities with IDRs of 'BB–' and above usually have senior unsecured instrument ratings at the same level as the IDR, reflecting average (around 40%) rates of recovery across all sectors. For entities rated 'B+' and below, Fitch undertakes a 'bespoke' analysis of recovery upon default for each instrument. The resulting instrument rating reflects the Recovery Rating ("RR") (graded from 'RR1' to 'RR6'), and is notched from the IDR accordingly. Fitch divides the spectrum of recovery percentages from 0% to 100% within the six categories of RRs.

The credit ratings and stability ratings we received from S&P, Moody's and Fitch are not a recommendation to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by any such credit rating organization. S&P, Moody's and Fitch each charged us a fee in respect of the credit ratings service they provided.

DIVIDENDS

Since September 2013, we have paid a semi-annual dividend in March and September of C$0.01 per share. At all times, the declaration of dividends is subject to the discretion of our Board of Directors.

MARKET FOR SECURITIES

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX and the NYSE under the symbol "HBM". The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

Trading of Common Shares on TSX				Trading of Common Shares on NYSE
Period (2020)	High (C$)	Low (C$)	Volume (common shares)	High ($)	Low ($)	Volume (common shares)
January	5.59	4.05	27,150,028	4.30	3.06	22,299,609
February	4.53	3.00	35,298,827	3.41	2.25	32,309,087
March	3.39	1.66	48,248,538	2.55	1.23	46,401,249
April	3.56	2.40	32,264,009	2.56	1.69	56,220,670
May	3.86	2.85	30,425,597	2.80	1.86	32,696,463
June	4.35	3.67	25,043,962	3.24	2.69	21,207,548
July	4.97	3.92	24,824,111	3.68	2.86	22,193,355
August	5.97	4.16	23,652,725	4.58	3.10	25,424,062
September	6.34	5.11	21,624,060	4.82	3.82	19,242,182
October	6.79	5.41	23,026,943	5.19	4.06	18,545,446
November	8.57	5.99	23,503,572	6.63	4.51	19,749,346
December	9.54	8.10	23,072,268	7.47	6.35	23,809,469

On March 26, 2021, the closing prices of our common shares on the TSX and NYSE were C$7.97 and $6.35 per common share, respectively.

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DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Carol T. Banducci Toronto, Ontario, Canada	Director since: May 4, 2017 Committee membership: • Audit Committee (Chair) • Environmental, Health, Safety and Sustainability ("EHSS") Committee

Ms. Banducci announced her retirement as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation effective March 31, 2021. She joined IAMGOLD in July 2007, and, as CFO, has overseen all aspects of the company's finance, information technology and investor relations functions.

Igor Gonzales Lima, Peru	Director since: July 31, 2013 Committee memberships: • EHSS Committee • Technical Committee

Mr. Gonzales has more than 30 years of experience in the mining industry. He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals. Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.

Richard Howes Toronto, Ontario, Canada	Director since: May 7, 2019 Committee memberships: • Compensation and Human Resources ("CHR") Committee • Technical Committee

Mr. Howes retired as President and Chief Executive Officer of Dundee Precious Metals Inc., in May 2020. He joined Dundee Precious Metals in early 2009 as General Manager and Executive Director and in 2010, was appointed Executive Vice President and Chief Operating Officer. He is a Professional Mining Engineer and is currently a corporate director.

Sarah B. Kavanagh Toronto, Ontario, Canada	Director since: July 31, 2013 Committee memberships: • EHSS Committee (Chair) • Corporate Governance and Nominating ("CGN") Committee

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from June 2011 through May 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

Carin S. Knickel Golden, Colorado, United States	Director since: May 22, 2015 Committee memberships: • CHR Committee (Chair) • CGN Committee

Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe. She is currently a corporate director.

Peter Kukielski Toronto, Ontario, Canada	Director since: May 7, 2019 Committee memberships: • None

Mr. Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019. Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until its acquisition of Nevsun in December 2018. From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Anemka Resources and from 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal. From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer.

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Stephen A. Lang Columbia, Missouri, United States	Director since: October 3, 2019 Committee memberships: • CHR Committee • CGN Committee • Technical Committee

Mr. Lang was appointed Chair of Hudbay's Board of Directors in October 2019. He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019. Mr. Lang has also held positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation. He is currently a corporate director.

Daniel Muñiz Quintanilla Mexico City, Mexico	Director since: May 7, 2019 Committee memberships: • Audit Committee • EHSS Committee

Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. He is currently a corporate director.

Colin Osborne Burlington, Ontario, Canada	Director since: May 2018 Committee memberships: • Technical Committee (Chair) • Audit Committee

Mr. Osborne is President and Chief Executive Officer of Samuel Son & Co. Limited, a $5 billion company focused on providing metal solutions to a variety of end markets. He joined Samuel Son & Co. in August 2015. From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

David S. Smith West Vancouver, British Columbia Canada	Director since: May 7, 2019 Committee memberships: • CGN Committee (Chair) • CHR Committee

Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers. He is currently a corporate director.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company. Our executive officers as at the date of this AIF are listed below.

EXECUTIVE OFFICERS

Peter Kukielski Toronto, Ontario, Canada President and Chief Executive Officer	For biographical information for Mr. Kukielski, refer above to the heading "Board of Directors".
Steve Douglas Oakville, Ontario, Canada Senior Vice President and Chief Financial Officer

Mr. Douglas joined Hudbay as Senior Vice President and Chief Financial Officer effective June 30, 2020. Mr. Douglas has over 25 years of resource industry and finance leadership experience. Mr. Douglas was Senior Vice President and Chief Financial Officer at Agrium Inc. prior to its merger with Potash Corporation of Saskatchewan Inc. and served as Executive Vice President and Chief Integration Officer at its successor corporation, Nutrien Inc., until January 2019.

Eugene Lei Toronto, Ontario, Canada Senior Vice President, Corporate Development and Strategy

Mr. Lei joined Hudbay in 2012, after 11 years as an investment banker. Prior to joining Hudbay, Mr. Lei was Managing Director, Mining at Macquarie Capital Markets Canada, working as an advisor on global and domestic mergers and acquisitions and equity capital markets offerings. Prior to being appointed to his current role in January 2017, Mr. Lei was Vice President, Corporate Development.

Cashel Meagher Mississauga, Ontario, Canada Senior Vice President and Chief Operating Officer

Prior to being appointed to his current role in January 2016, Mr. Meagher was Vice President, South America Business Unit and oversaw the development of the Constancia mine. Prior to joining Hudbay in 2008, Mr. Meagher held management positions with Vale Inco in exploration, technical services, business analysis and mine operations.

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Peter Adamek Toronto, Ontario, Canada Vice President, Finance

Mr. Adamek was appointed Vice President, Finance in May 2019, overseeing financial reporting and information systems and technology. Since joining Hudbay in 2010, Mr. Adamek has held several progressively senior management roles, most recently as CFO for the Arizona Business Unit. Mr. Adamek has over 20 years of experience in a broad range of fields including corporate finance, capital markets, equity research and public audit. Prior to joining Hudbay, Mr. Adamek worked as a research associate at RBC Capital Markets Global Mining division.

Peter Amelunxen Toronto, Ontario, Canada Vice President, Technical Services

Mr. Amelunxen joined Hudbay in September 2018.  Mr. Amelunxen has experience working in various jurisdictions and has worked for 20 years in diverse roles including consulting, grinding and flotation circuit modeling, plant operations, engineering and laboratory testing.

Robert Assabgui Sudbury, Ontario, Canada Vice President, Manitoba Business Unit

Mr. Assabgui was appointed Vice President, Manitoba Business Unit in April 2018, following a year in the role of Vice President, Technical Services. He is an accomplished senior operations manager with over 30 years of progressive experience in operations, project management and engineering in the mining industry. Prior to joining the company in 2017, Mr. Assabgui was Director, Mining at Vale's Sudbury Operations.

David Clarry Toronto, Ontario, Canada Vice President, Corporate Social Responsibility

Mr. Clarry joined Hudbay in 2011. From 2009 to 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately as Director - Climate Change Initiatives.

Javier Del Rio Lima, Peru Vice President, South America Business Unit

Prior to being appointed to his current role in 2017, Mr. Del Rio was Executive Director, Business Development - South America. Mr. Del Rio joined Hudbay in 2010 and has over 25 years of mining experience. He has held management positions in business planning, optimization process, and business analysis with Newmont Mining Corporation in the United States and Peru.

Patrick Donnelly Oakville, Ontario, Canada Vice President and General Counsel

Prior to being appointed to his current role in 2014, Mr. Donnelly was Vice President, Legal and Corporate Secretary for over three years. Prior to joining Hudbay in 2008, Mr. Donnelly practiced corporate and securities law at Osler, Hoskin & Harcourt LLP.

Jon Douglas Toronto, Ontario, Canada Vice President and Treasurer

Mr. Douglas joined Hudbay in 2015. Prior to joining Hudbay, he was Chief Financial Officer of Barrick Gold Corporation's global copper business unit. Prior to that he was Senior Vice President and Chief Financial Officer of Northgate Minerals Corporation for over ten years.

Elizabeth Gitajn Toronto, Ontario, Canada Vice President, Risk Management

Ms. Gitajn joined Hudbay in 2015, prior to which she was Corporate Controller for IAMGOLD Corporation since 2012. From 2007 to 2012, she held various management positions within Barrick Gold Corporation in the finance areas of risk management, financial reporting and planning. Ms. Gitajn also spent 14 years in public accounting in the United States, nine of which were with Arthur Andersen LLP.

André Lauzon Tucson, Arizona, United States Vice President, Arizona Business Unit

Mr. Lauzon was appointed Vice President, Arizona Business Unit in April 2018, following almost two years in the role of Vice President, Manitoba Business Unit. Mr. Lauzon has experience with both open pit and underground mines. He has worked in and supported projects and mines in a wide range of challenging locations and conditions, from Voisey's Bay in Newfoundland, to Turkey, Alaska, Australia, Indonesia, Brazil and most recently, northern Ontario, with Vale.

Olivier Tavchandjian Toronto, Ontario, Canada Vice President, Exploration and Geology

Mr. Tavchandjian joined Hudbay in September 2017 and brings 25 years of experience in mineral resource and mineral reserve estimation and reporting, exploration, strategic and life of mine planning, technical support to operations and corporate development. Prior to joining Hudbay, Mr. Tavchandjian was VP Resource Evaluation for Anemka Resources, the mining portfolio company of a large private investment firm.

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As of March 26, 2021, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 675,436 common shares, representing less than 0.3% of the total number of common shares outstanding.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

CONFLICTS OF INTEREST

To the best of our knowledge, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of Hudbay and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. In addition, our Code of Business Conduct and Ethics requires our directors and officers to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and our interests.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, monitoring the performance and independence of our external auditors and the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company's business. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management's discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors. There was no instance in 2020 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule C.

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COMPOSITION

As at December 31, 2020, the Audit Committee consisted of Carol T. Banducci (Chair), Daniel Muñiz Quintanilla and Colin Osborne.

Relevant Education and Experience

Each member of the Audit Committee is independent and financially literate within the meaning of NI 52-110. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member.

Ms. Banducci announced her retirement as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation effective March 31, 2021. She joined IAMGOLD in July 2007, and, as CFO, she has overseen all aspects of the company's finance, information technology and investor relations functions. From 2005 to 2007, Ms. Banducci was Vice President, Financial Operations of Royal Group Technologies. Previous executive finance roles include Chief Financial Officer of Canadian General-Tower Limited and Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America. Ms. Banducci has extensive finance experience in capital markets, statutory and management reporting, audit, budgeting, capital programs, treasury, tax, acquisitions and divestments, pension fund management, insurance and information technology. She holds a Bachelor of Commerce degree from the University of Toronto.

Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. In the past, he worked at the Law Firms Cortes, Muniz y Nunez Sarrapy, Mijares, Angotia Cortes y Fuentes, and Baker & McKenzie. He holds a Masters degree in Business Administration from Instituto de Empresa and a Masters degree in Financial Law from Georgetown University.

Mr. Osborne is President and Chief Executive Officer of Samuel Son & Co., Limited, a $5 billion company focused on providing metal solutions to a variety of end markets.  In this position, which he has held since 2018, Mr. Osborne oversees all aspects of the company including corporate functions. Within Samuel, Mr. Osborne held prior roles of President - Samuel Service Centers and Automotive, and President - Samuel Manufacturing Division. Before joining Samuel in 2015, Mr. Osborne was President and Chief Executive Officer of Vicwest Inc., a publicly traded industrial products company with operations in North America, Europe, South America and installations on six continents. Earlier in his career, Mr. Osborne held senior leadership positions at Stelco Inc. including COO and EVP Strategy, where his duties included overseeing mining operations.  Mr. Osborne has extensive board experience and currently also sits on the Board of Samuel, Son & Co.  Previously, Mr. Osborne sat on the board of numerous public and private equity run businesses including Strongco Inc. and TMS International (Onex and TPO). He holds a Bachelor of Engineering in Mining and Metallurgy from McGill University and has completed the Executive Management Program from the Smith School of Business at Queen's University.

POLICY REGARDING NON-AUDIT SERVICES RENDERED BY AUDITORS

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non- audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor's independence. The Audit Committee may pre- approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed C$50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

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REMUNERATION OF AUDITOR

The following table presents, by category, the fees billed by Deloitte LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2020 and 2019.

Category of Fees	2020	2019
Audit fees	C$2,040,365	C$2,464,702
Audit-related fees	C$311,853	C$122,396
Tax fees	-	-
All other fees	-	C$96,600
Total	C$2,352,218	C$2,683,698

"Audit fees" include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings. "Audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees", including audit work related to our pension, benefit and profit sharing plans, and work related to our joint venture in respect of the Reed mine. "All other fees" are fees for services other than those described in the foregoing categories. Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee's oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LEGAL PROCEEDINGS

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca de Níquel S.A. ("CGN").

The first action was served in 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities, who were unlawfully occupying CGN property, and CGN personnel. The aggregate amount of the claim is C$12 million.

In the second action, served in 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is C$55 million.

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is C$12 million.

We believe that all of the claims with respect to the Fenix project are without merit.

We are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would reasonably be expected to be material to our financial condition or results of operations.

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REGULATORY ACTIONS

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except pursuant to the agreement with Waterton or as otherwise disclosed in this AIF, since January 1, 2018, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year, which are still in effect:

1. the Precious Metals Purchase Agreement dated August 8, 2012, as amended, with Wheaton Precious Metals (previously Silver Wheaton), whereby we agreed to sell a portion of the precious metals production from our 777 mine to Wheaton Precious Metals.

2. the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended, with Wheaton Precious Metals (International) Ltd. ("Wheaton International", previously Silver Wheaton (Caymans) Ltd.), whereby we agreed to sell 100% of the silver production and 50% of the gold production from our Constancia mine to Wheaton International.

3. the Amended and Restated Precious Metals Purchase Agreement, dated as of February 8, 2019 between HudBay Arizona (Barbados) SRL, Hudbay, Wheaton International and Wheaton Precious Metals;

4. the Indenture dated as of September 23, 2020 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2029;

5. the Indenture dated as of March 8, 2021 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2026;

6. the Fourth Amended and Restated Credit Facility with the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of July 14, 2017, as amended, providing for a four year $250 million revolving credit facility; and

7. the Second Amended and Restated Credit Facility with the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of July 14, 2017, as amended, providing for a four year $150 million revolving credit facility.

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QUALIFIED PERSONS

The scientific and technical information contained in this AIF related to the Rosemont project has been approved by Cashel Meagher, P.Geo., our Senior Vice President and Chief Operating Officer. The scientific and technical information contained in this AIF related to all other material mineral projects has been approved by Olivier Tavchandjian, P.Geo., our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Cashel Meagher, P.Geo. and Olivier Tavchandjian, P.Geo., are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our outstanding securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

The auditor of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated April 14, 2020. Additional financial information is provided in our financial statements and management's discussion and analysis for the fiscal year ended December 31, 2020.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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SCHEDULE A: GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this annual information form.

"mineral reserves"

That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

"proven mineral reserves"

That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable mineral reserves"

That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

"measured mineral resource"

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"indicated mineral resource"

That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource"

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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SCHEDULE B: MATERIAL MINERAL PROJECTS

CONSTANCIA MINE

Project Description, Location and Access

We own a 100% interest in the Constancia mine in southern Peru. Constancia includes the Constancia and Pampacancha deposits and is located approximately 600 kilometres southeast of Lima at elevations of 4,000 to 4,500 metres above sea level. Geographic coordinates at the centre of the property are longitude 71° 47' west and latitude 14° 27' south.

We acquired Constancia in March 2011 through our acquisition of all of the outstanding shares of Norsemont Mining Inc. ("Norsemont"). We own a 100% interest in the 66 mining concessions (covering an area of 43,536 hectares) that comprise Constancia, all of which are duly registered in the name of our wholly-owned subsidiary, HudBay Peru S.A.C. Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area. All the mining concessions are currently in good standing. The annual concession fee payments of $3.00 per hectare are due on June 30 each year.

We have entered into life-of-mine agreements with the neighbouring communities of Chilloroya and Uchuccarco. These agreements provide us the surface rights required for operations and specify our commitments to these local communities over the course of the mine life. In particular, the community agreements contemplated cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The agreements also outline ongoing annual investments in community development including medical, educational and agricultural services and contemplate a bi-annual review of certain of the social development terms. We have also entered into an agreement with the community of Chilloroya for the Pampacancha surface rights.

The Constancia mine reached commercial production in the second quarter of 2015 and reached steady state design production in the second half of 2015.

Hudbay has presented a third amendment to the Environmental and Social Impact Assessment (ESIA) (ESIA MOD III) to provide Constancia and Pampacancha with an early discharge from the TMF supernatant, which is intended only as a contingency. Further it will allow for the optimization of the water balance and management plan, an alternate access road for transportation of the concentrate, improvements to the TMF dike design criteria and other benefits. The ESIA MOD III is in its final stage of approval. As soon as approved specific permitting processes and mine closure plan amendments will commence.

In addition, the permits required for the pre-stripping and operation of the Pampacancha Pit have all been obtained. The Ministry of Energy and Mines authorized the start of the exploitation activities for the Pampacancha pit in December 2020. This permit included the Prior Consultation process with the community of Chilloroya. Hudbay has also received approval for one of the three stages of Pampacancha pit drainage permits; the next stage will be evaluated by the National Water Authority in March 2021. The explosives permit has been under evaluation since January 2021.

Constancia is subject to the following tax regime and agreement concerning mineral production:

1.  Peruvian Tax Regime

Constancia is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax ("SMT") and the Mining Royalty ("MR") were introduced in late-2011 for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the Company. Based on Constancia's expected life-of-mine operating profit margin, the effective SMT and MR tax rates are projected to be 2.70% and 2.37% of operating income over the life of the mine. The MR is subject to a minimum of 1% of sales during a given month.

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2.  Precious Metals Stream Agreement

100% of Constancia's silver production and 50% of its gold production is subject to our agreement with Wheaton Precious Metals, as described in this AIF.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Constancia is accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the mine site, which in each case takes approximately seven hours. The closest town is Yauri (population 23,000), which is approximately 80 kilometres by road from the mine site. Copper concentrate is transported via Yauri to the Matarani port, which is approximately 460 kilometres by road from the mine site.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the mine site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture. Water resources are readily available from a number of year-round streams near the mine site.

The infrastructure includes the waste rock facility, tailings management facility, water management system, electrical power supply and transmission and improvements to the roads and port. The primary road to the site consists of a 70 kilometre sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 kilometres of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) have been upgraded, as necessary, to meet the needs for construction and life of mine use.

Constancia's maximum demand for electricity is estimated to be 96 MW with an average load of 85 to 90 MW in the next 5 years. Electricity is supplied via the 220 kV Tintaya substation located about 70 kilometres from the mine site and a dedicated transmission line from this substation to Constancia.

Copper concentrate is shipped from the Constancia Mine via road (~460 kilometres) and arrives at the Matarani port in trucks. These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. Pier C has been assigned to Hudbay and has a 75 thousand tonne capacity. A chute from the shed will feed a conveyor system in a tunnel below. This feed conveyor has a 1,000 metric tonnes per hour capacity. The same conveyor and ship loading equipment will be shared with other copper concentrate exporters.

History

The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 and in March, 2008, Norsemont acquired the remaining 19% interest held by Rio Tinto. Norsemont acquired the 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru ("Mitsui") and 23 additional concessions were obtained by Norsemont in 2007 and 2008.

The San Jose prospect (which forms part of the Constancia deposit) was explored by Mitsui during the 1980s. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

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In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a widespread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting, Mineralization, and Deposit Types

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age. Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralization, including skarn formation. The skarn component of the mineralization is more prevalent along the Yanak fault on the western margin of the Constancia deposit. Recent drilling conducted in 2019-2020 has confirmed a 300m extension of both high grade skarn and shallow porphyry mineralization to the north of deposit into the Constancia North area.

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, including Corocohuayco in the Tintaya District and Las Bambas.

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1. Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2. Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3. Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4. Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5. Oxide copper mineralization (volumetrically small).

Molybdenite, gold and silver occur within all these mineralization types.

Two areas of porphyry-style mineralization are known within the project area, Constancia and San José. At Constancia, mineralization is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 metres in the north-south direction and 800 metres in the east- west direction.

The Pampacancha deposit is located approximately three kilometers southeast of the Constancia porphyry. The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generates a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

The intrusive rocks are Oligocene age unmineralized basement diorite. Diorite porphyry is recognized as the source for skarn mineralization, which in turn is cut by mineralized monzonite intrusions which provide minor local increases in Cu-Au mineralization. Skarn Cu-Au mineralization is best developed at the upper and lower margins of the limestone body.

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Epithermal mineralization of the low sulphidation quartz-sulphides Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

Exploration

A geophysical Titan-24 survey was completed in July 2011 to the south of the Constancia deposit. In late 2013, an aeromagnetic and radiometric helicopter geophysical survey was carried out over an area of 80 square kilometers near Constancia.

A mapping and geochemical sampling program was completed between 2007 to 2014, where 20,789 hectares were mapped. Of the 20,789 hectares, 8,905 were mapped on Hudbay mining concessions, which represent 80% of the mining rights in the area.

Future exploration efforts are anticipated to focus on Hudbay's prospective satellite properties located within trucking distance of the Constancia mill, as described in this AIF.

Drilling

Extensive drilling has been conducted at the Constancia and Pampacancha deposits since the early 2000s. The three most recent drilling programs were completed by Hudbay, with prior drilling programs conducted by Rio Tinto and Norsemont Mining. In 2019 and 2020, 36 diamond drill holes were completed in order to define the geometry and extent of high grade skarn zones and porphyry mineralization at the Constancia North satellite deposit. This new drilling has been incorporated in the 2020 resource model. The various drilling campaigns conducted at Constancia and Pampacancha totaled 225,000 meters of drilling with approximately 93% of the drilling being conducted by diamond drilling (coring) methods and only 7% done by reverse circulation (RC).

Out of the total drilling completed over the two deposits, 492 holes (143,818m) at Constancia and 147 holes (39,696m) at Pampacancha were used to conduct grade estimation within the mineralized envelopes and to report the current mineral resource and mineral reserve estimates.

Sampling and Analysis and Security of Samples

The sample preparation, analysis, security procedures and data verification processes used in the exploration campaigns on the Constancia mine prior to our acquisition were reviewed through the documentation available in previously filed technical reports and we have determined that the sampling methodology, analyses, security measures and data verification processes were adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by us.

1,849 and 633 bulk density measurements were respectively used for the resource block models of Constancia and Pampacancha. These measurements were conducted at ALS Chemex, Certimin and Bureau Veritas laboratories using the paraffin wax coat method. These measurements are representative of the different rock and mineralization domains recognized to date.

During the Hudbay drilling campaigns conducted between 2011 and 2015, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Constancia and Pampacancha deposits by us and were analyzed and certified by Acme labs. Duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. Duplicates were inserted approximately every 30 samples.

As for the 2017 twin hole and the 2019 drilling programs, 14% of blanks and 5% of standards were inserted at site, prior to dispatching the core boxes to Certimin, Bureau Veritas or SGS laboratories. In addition, 10% of all the pulps samples and 6% of all the coarse reject samples were reclaimed. 50% were resent to the initial laboratory and the other 50% were sent to an umpire lab for duplicate analysis. 5% of blanks, 5% of standards and 5% of duplicates were added to the re-analysis streams.

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During the 2019-2020 drilling campaign, all the samples were prepared at the Constancia mine laboratory and dispatched to Bureau Veritas for ICP analysis. 5% blanks and 15% standards were inserted at site, before samples preparation and after samples preparation, to monitor both the sample preparation and the assaying, Finally, coarse and pulp rejects were reclaimed and re-assayed at Bureau Veritas Lima. Selected pulps we also dispatched to the Umpire lab (SGS Lima). The inserted the blanks and standards analyzed by Bureau Veritas and SGS were submitted as "blind".

Data Validation

Assay data was delivered in digital form by the laboratories. Checks for inconsistent values were made by the senior geologist before data was uploaded.

All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database. The data entry spreadsheets have a number of built-in logical checks to improve the validity of the database. We checked collar positions visually on plans and down-hole surveys were validated by examining significant deviations.

In 2017, 17 holes representing over 4,167 metres of sampling previously drilled by Norsemont and Hudbay and covering the full extent of the Constancia reserve pit were twined in order to further investigate the impact of suspected losses of fine material in the original drilling both on grade estimation and on the metallurgical model. The 2017 twin hole evidenced an under-estimation bias in the copper grade in the historical drilling for the supergene portion of the Constancia deposit. A robust correction was developed to address this grade bias.

In 2020, Hudbay conducted a systematic revalidation of the drillhole database used in the MineSight software for resource modeling by comparing 5% of the entire database to the original laboratory certificates. From the 4089 samples tested, only 4 samples were found to have different values than in the original certificates representing 0.09% of the total and therefore the database can be considered very reliable. A comparison with the previous version of the resource modelling database used between 2014 and 2019 evidenced that elements precisions had been truncated to the second decimal place in the past resulting in an under-estimation in gold grade in the 2019 database and no significant differences for the other metals of economic interest. The under-estimation in gold grade is close to 10% and has been corrected, contributing to an improvement in the gold grade in the updated mineral resource and mineral reserve estimates.

Mineral Processing and Metallurgical Testing

The metallurgical responses of Constancia ore (ex: Hypogene, Supergene, Skarn, Mixed and High Zinc) is acceptable in terms of treatment rate, recovery and molybdenum and copper concentrate grades. For example, the copper grade in the final concentrate is higher than 26%, with acceptable levels of zinc, lead, iron, etc. The molybdenum concentrate produced is over 47% molybdenum with low contents of copper, lead, iron, etc. Metallurgical test work performed at laboratory and plant levels with Hypogene, Skarn, Supergene, High Zinc and Mixed ore from different polygons have enabled the operator to identify different reagents which show better performance according to each type of ore treated.

Feasibility study testwork was finalized in 2020 for the Pampacancha ore and has confirmed the ore recovery and throughput assumption currently used in the Life of Mine plan.

For the production year 2020, the Constancia plant achieved an average copper recovery of 83.0%. Copper recoveries over the remaining life of mine are expected to average 86%. The recoveries will vary based on ore type and processing plant flow sheet improvements currently in progress.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates for the Constancia and Pampacancha properties are effective January 1, 2021. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

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Resource estimations for the Constancia and Pampacancha deposits are based on the most up to date geological interpretations and geochemical results from the drilling data currently available. Multi pass ordinary kriging interpolation setup was used to interpolate the grades in the block model while honouring the geology.

Between July 2017 and October 2020, a reconciliation between the reserve model and the reported production from the Constancia mine as credited by the mill showed that tonnes, grade and quantity of copper could all be reproduced within less than 3%.

The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of a Lerchs-Grossman cone pit algorithm.

The mine production plan contains 569.4 million tonnes of waste and 532.5 million tonnes of ore, yielding a waste to ore stripping ratio of 1.1. An average life of mine mining rate of 77 million tonnes per annum, with a maximum of 81.0 million tonnes per annum through the first 13 years, will be required to provide the assumed nominal process feed rate of approximately 31.3 million tonnes per annum. The ore production schedule for the life of mine shows average grades of 0.31% Cu, 89 g/t Mo, 0.07 g/t Au and 3.0 g/t Ag.

Reconciliation of Reserves and Resources

A year over year reconciliation of the estimated mineral reserves and resources at the Constancia mine is set out below. Changes to the resource model and mine plan for the Constancia mine are mostly related to the integration of the exploration successes at Constancia North and the correction of an under-estimation bias in gold grade in the database partially offset by the 2020 mining depletion.

A significant increase in copper and gold grade in the current mineral resource estimates is mostly due to the addition of Constancia North combined with the new geological interpretation and a change in resource reporting, i.e. using the same cut-off grade as for reserves and removing low grade inferred tonnage outside of the porphyry in host rocks with poor prospects for economic extraction

There have been no changes to the Pampacancha resource model and mine plan and the current mineral reserves and resources remain the same as the prior year. As a result, a detailed reconciliation has been omitted.

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Constancia

Notes:

1. Totals may not add up correctly due to rounding.

2. Re-evaluation of economic viability.

3. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

4. Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to estimate mineral reserves and resources.

5. Constancia mineral reserves and resources are estimated using a minimum NSR cut-off of US$6.14 per tonne.

6. Metallurgical recoveries are applied by ore type and assumed to be 85.8% on average for the life of mine.

Mining Operations

The Constancia mine is a traditional open pit shovel/truck operation with two deposits: Constancia and Pampacancha. The operation consists of an open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold reports to the copper concentrate. The Pampacancha deposit exhibits higher grades of copper and gold and is scheduled for start of mining activities in second quarter of 2021.

To match the production requirements, operations are conducted from 15 metre high benches using large-scale mine equipment, including: 10-5/8-inch-diameter rotary blast hole drills, 27 cubic metre class hydraulic shovels, 19 cubic metre front-end loaders, and 240 ton off-highway haul trucks.

Processing and Recovery Operations

In 2020, the processing plant achieved its nominal throughput capacity of 90,000 tonnes per day of ore (31 million tonnes per annum at 94% plant availability), although the actual amount of ore milled during the year was affected by the eight week government-mandated shutdown.

The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are located outdoors and are not protected by buildings or enclosures. To facilitate the appropriate level of operation and maintenance, the molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage are housed in clad structural steel buildings.

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The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours by using gravity flows to minimize pumping requirements and to reduce the height of steel structures.

An instrumentation plan has enhanced the processing plant's performance with various initiatives implemented at different sub-process levels. These initiatives include video cameras at the apron feeder and belts, froth cameras at the flotation cells and a particle-size analyzer, all of which have been installed and commissioned. These initiatives were part of an overall automation plan integrated into the processing plant system.

Capital and Operating Costs

The life of mine sustaining capital expenditures for Constancia and Pampacancha are estimated to be $898 million (excluding capitalized stripping).

The total sustaining capital expenditures include capital required for major mining equipment acquisition, rebuilds, and major repair. The cost also includes site infrastructure expansion (Tailings Management Facility, Waste Rock Facility, etc.) and process plant infrastructure.

In addition, capitalized stripping totals $350 million for the mine life duration and $51 million of capitalized growth projects including the initial development of the Pampacancha deposit (other than the cost of any additional land user agreements) as well as several projects at the mine and the process plant.

The LOM operating costs are set out in the Constancia Technical Report and our projected unit operating costs for 2021 are set out in our February 18, 2021 press release.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

The Constancia mine commenced initial production in the fourth quarter of 2014 and achieved commercial production in the second quarter of 2015. Pampacancha is expected to be developed and mined commencing in the second quarter of 2021.

In addition, as described in the AIF, we recently acquired a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility. While drilling has commenced on the Quehuincha target, community agreements and permits will be required to commence exploration activities on the other lands.

LALOR AND OTHER SNOW LAKE ASSETS

Project Description and Location

Lalor is a gold, zinc and copper mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 200 kilometres mostly by paved highway east of Flin Flon, Manitoba. Lalor commenced initial ore production from the ventilation shaft in August 2012 and commenced commercial production from the main shaft in the second half of 2014.

The town of Snow Lake is a full-service community with available housing, hospital, police, fire department, potable water system, restaurants and stores. To house non-local employees during their work rotations, the company provides a camp located in town which services Hudbay employees and contractors for the mine and mill operations. Other infrastructure in the area includes provincial roads, a 115 kV Manitoba Hydro power grid within four kilometres of Lalor and Manitoba Telecom land line and cellular phone service.

Hudbay also operates a concentrator in the Snow Lake area: the Stall mill located approximately 16 km from Lalor. The New Britannia gold mill is located approximately 16 km east of the Lalor mine and it is currently being refurbished. Hudbay plans to complete the refurbishment, commissioning and ramp-up of the New Britannia mill in the second half of 2021, adding a new copper flotation circuit with a nominal throughput capacity of 1,500tpd.

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Hudbay also operates a zinc metallurgical plant in Flin Flon with a capacity of 115,000 tonnes per annum of refined zinc. However, Hudbay intends to cease production activities in Flin Flon once the 777 mine reserved are depleted in the second quarter of 2022. The Flin Flon mill, tailings facility and power house will be placed on care and maintenance. 777 mine, the Zinc plant and the oxygen plant are slated for permanent closure. Some administrative functions and care and maintenance activities will continue in Flin Flon. Concentrate handling and the fabrication shops, located in Flin Flon will also continue to support the Snow Lake operations. After the zinc plant closure, the zinc concentrates produced from the Stall mill will be sold to market.

In February 2019, Hudbay announced the discovery of the 1901 deposit located less than 1,000 metres from the existing ramp between the former Chisel mine and Lalor and benefiting from the proximity of existing infrastructure. In 2020, Hudbay conducted infill drilling, metallurgical testing and a pre-feasibility study that confirmed the technical and economic viability of the indicated and measured portion of the mineral resource estimates at 1901.

The WIM deposit was acquired by Hudbay in the third quarter of 2018 for approximately C$0.5 million. WIM is a copper-gold deposit that starts from surface and is located approximately 15 kilometres by road north of the New Britannia mill. Access is currently via a winter road, and so a year-round gravel road is required for accessing WIM from New Britannia. Powerlines along the access road will also be required to feed the underground electrical distribution system.

The New Britannia mine is a former producing gold mine that produced approximately 600,000 ounces between 1949 and 1958 and an additional 800,000 ounces between 1995 and 2005. Significant mineral resources remain accessible at New Britannia as well as in the nearby Birch and 3 Zone with some investment in the existing mining infrastructure, such as rehabilitating the existing portal and ramp development at 3 Zone.

3 Zone is currently accessible via road and located approximately 3 kilometres (by road) northwest of New Britannia mill. Like WIM, 3 Zone requires powerlines along the access road, and year-round maintenance to the access road to site. Other surface infrastructure needed to support mining activities at WIM and 3 Zone include maintenance and warehouse facilities, fuel farms and storage tanks, and a mine safety and crew lineup space and changehouse. It is envisaged that main administration offices will be centralized at either New Britannia mill or Lalor mine site.

Pen II is a low tonnage and high-grade zinc deposit that starts from surface and is located approximately 6 kilometres by road from the Lalor mine. Access is currently via winter road, with potential for an all-weather road to be established north of Lalor mine around Lalor Lake and to the Pen II site.

The Watts deposit is located approximately 100 kilometres by road from the Stall mill and is near existing Manitoba Hydro powerlines. It is between 50 and 900 metres below surface, and in 2019 Hudbay conducted a limited drill program which has successfully extended known high grade copper mineralization along the strike of the ore body.

For all the properties mentioned above, Hudbay owns a 100% interest and there are no royalties payable other than those potentially payable to the province. Surface rights are held under general permits and are sufficient for purposes of our development plans.

In 2020, Hudbay exercised its buy back right to regain 51% ownership of the Talbot deposit that had been optioned to Rockcliff Metals Corp. ("Rockcliff") in 2014. The Talbot deposit is located approximately 200km southeast of the Stall and New Britannia mills. Rockcliff conducted several drilling campaigns between 2014 and 2019 that led to the declaration by Rockcliff of a NI 43-101 indicated mineral resource estimate of 2.2 million tonnes at 2.3% Cu, 2.1 g/t Au, 1.8% Zn, 36 g/t Ag and inferred mineral resource of 2.4 million tonnes at 1.1% Cu, 1.9 g/t Au, 1.7% Zn, 25.8 g/t Ag. Hudbay has the right to extend its ownership to 65% by incurring expenses related to the development of the project and for the purpose of this report relies on the mineral resource estimates reported by Rockcliff.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

At Lalor, the current project infrastructure includes a 3.5 kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site. This access road includes a corridor with freshwater/discharge pipelines, tailings/discharge pipelines for the Paste Plant and a main hydro line. Access to the site is off paved provincial highway 392, which joins the town of Snow Lake and provincial highway 39 and provides access to Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The project area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.

We commissioned a 2,000 US gallon per minute water treatment plant in 2008 at Chisel Lake, approximately eight kilometres from Lalor, where water from the Lalor mine is treated in the Water Treatment Plant along with water from the Chisel Open Pit.

Tailings production associated with the Lalor mine is impounded in the Anderson Tailings Impoundment Area ("TIA") and a capacity expansion has been approved to accommodate our planned future operations.

Power for the site is being transmitted at 25 kV from the Lalor substation located at the Chisel North minesite via a 3.5 kilometre transmission line.

History

The Snow Lake area has a long exploration and mining history. Exploration in the Lalor-Chisel area has been occurring since the 1950s and the Chisel Basin area has hosted four past producing mines. This basin is also the host of the Lalor deposit. Lalor commenced initial ore production from the ventilation shaft in August 2012, only five years after its initial discovery hole and achieved commercial production from the main shaft in the third quarter of 2014. Since 2012, the mine has produced 8.8 million tonnes.

Gold was first discovered in 1914 approximately 20 kilometres to the southeast of Snow Lake and in 1917, the Moose Horn-Ballast claims produced the first gold in Manitoba. First mine construction at the New Britannia site started in 1945 and in March 1949, the mine was opened as the Nor-Acme mine. Production continued until 1958. 4.9 million tonnes were mined at an average grade of 4.4 g/t and Nor-Acme mill recovered approximately 610,000 ounces of gold during this production period. TVX and High River formed a joint venture to reopen the mine and TVX became the operator. Full production from the main shaft was achieved in August 1996. Through various transactions, Kinross became the operator of the New Britannia mine-mill complex. Production ceased at the end of September 2004 and the mill was put on care and maintenance in 2005 due to a low gold price environment after producing 1.6 million ounces of gold.

Geological Setting

The Snow Lake deposits including Lalor are all located within the Trans-Hudson Orogen of the Flin Flon Greenstone Belt. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks.

The volcanogenic massive sulphide (VMS) deposits located near the town of Snow Lake have been subdivided into two different groups: Cu-Zn-rich (Cu-Zn, Cu-Zn-Au) and Zn-Cu-rich (Zn-Pb-Cu-Ag) types. The Cu-Zn-rich deposits mainly occur in the Anderson sequence and the Zn-Cu-rich deposits occur in the Chisel sequence. The Watts and Talbot deposits, located east-southeast of the town of Snow Lake lies in the eastern portion of the Flin Flon-Snow Lake Greenstone belt and is a stratabound accumulation of sulphides that precipitated in a depositional environment similar to the base metal deposits of the Snow Lake mining camp.

Mineralization of the lode-gold vein-type deposits are hosted in the Amisk group mafic and felsics volcanic rocks which are structurally controlled and associated with shear zones, faults, fold hinges and axial planes that host simple to complex vein systems. The mineralization is associated with lithological contacts of contrasting properties in the sequence of interlayered volcanic and volcaniclastic rocks.

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Drilling

At Lalor, over 3,300 drill holes totaling more than 580,000 m were included in the Lalor database to support the mineral resource and mineral reserve estimates.

Drilling supporting the 1901, Watts, Pen II and Wim mineral resource and mineral reserve estimates totals respectively 51,000m, 25,000m, 2,000 m and 43,000 m.

For the New Britannia resource estimates including the 3 Zone and Birch zones, over 730,000 m of drilling completed after 1995 were used. Drilling at all properties is a combination of NQ and BQ diamond drill holes, surveyed with either Reflex downhole tools or Gyro for deeper/longer holes.

Mineralization

The Lalor deposit and its associated 1901 satellite zone are interpreted as a gold enriched volcanogenic massive sulphide ("VMS") deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. The depositional environment for the mineralization is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is isoclinaly folded and flat lying, with zinc mineralization beginning at approximately 600 metres from surface and extending to a depth of approximately 1,400 metres. The mineralization trends about 320° to 340° azimuth and dips between 30° and 45° to the northeast. It has a lateral extent of about 1,400 metres in the north-south direction and 780 metres in the east-west direction. Sulphide mineralization is pyrite, sphalerite and chalcopyrite. The current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones. Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations. These silicified areas often correlate with disseminated stringer chalcopyrite, pyrrhotite and pyrite, whether together or independent of each other. This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones. The gold bearing lithologies remain open down plunge to the north and northeast.

The WIM deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse grained pyrite, pyrrhotite, chalcopyrite and minor sphalerite. The VMS mineralization extends from surface to 720 m below surface with a strike length of 725 m with an average thickness of 10 m. The WIM deposit is conformable to stratigraphy, trends to the northwest at a N310º azimuth, a 40-45º dip towards the northeast and a plunge of 40º to the north.

The Snow Lake Gold Properties including No. 3 and Birch zones belong to the quartz-carbonate vein gold subtype of orogenic lode gold deposits. This subtype of gold deposits consists of simple to complex quartz carbonate vein systems associated with brittle-ductile rock behaviour, corresponding to intermediate depths within the crust, and compressive tectonic settings.

At Watts, sulphide intersections can be up to 23m in core length, with a lateral extent of approximately 1,200m. Diamond drilling has intersected mineralization at depths of 850m below surface. Mineralization was intersected and interpreted as three lenses; Main Lens, Main Footwall Lens, and East Lens comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. The sulphides have generally been recrystallized to a coarse grain size, but sections of finer grained sulphides do occur.

The Pen II deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse-grained sphalerite, pyrite, pyrrhotite and minor chalcopyrite. The mineralization extends from surface to 500 m below surface. The current strike length of the deposit is 400 m with an average thickness of 4 m. The deposit is conformable to stratigraphy, trends to the northeast at a N40º azimuth, a 45-65º dip towards the northwest.

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Sampling Methods

As per Hudbay's standard procedures in Snow lake, drill core is logged, sample intervals selected and marked clearly on the core. The majority of exploration core is cut in half with a diamond saw and a representative portion of the hole is kept. Definition and delineation core is whole core sampled. All samples are placed in a plastic bag with its unique sample identification tag. The average length for the sample intervals is 0.9 metres. The core was photographed before samples were split and bagged for shipment before dispatch to the laboratories.

Sampling and Analysis

Sample preparation has been conducted at three different laboratories over time. Prior to 2016, a total of 160,804 drill core samples were analyzed at the Hudbay laboratory in Flin Flon. Copper, zinc, and silver were digested in aqua regia and analyzed by ICP-OES. Gold was determined by lead-collection fire assay fusion, for total sample decomposition, followed by atomic absorption spectroscopy (AAS) analysis. Fire assays were performed on 15 to 30g subsample pulps to avoid problems due to potential nuggetty gold. All samples with gold values (AAS) > 10 g/t were re-assayed using a gravimetric finish.

Since September 2016, nearly all samples are prepared and assayed at Bureau Veritas in Vancouver. All drill core samples have been sent for analysis at Bureau Veritas while the SGS laboratory in Vancouver was used as the umpire laboratory for quality control purposes. Copper, zinc and silver were digested in aqua regia and analyzed by inductively coupled plasma optical emission spectrometry (ICP-OES) and more recently in 2016 by inductively coupled plasma mass spectrometry (ICP-MS). Samples with copper and zinc over the upper limit of detection (ULD) were analyzed by titration, whereas those samples with silver values over the ULD were analyzed by fire assay and gravimetric finish. Gold was determined by fire assay followed by atomic absorption spectroscopy (AAS).

The sampling methodology, analyses and security measures used by the previous owners at New Britannia have been documented in the Technical Report produced by Genivar for Alexis Resources in 2011 and available on SEDAR. Most of the drill cores and chips assays from 1995 to 2003 from the New Britannia mine were completed at the on-site mill laboratory using a fire assay/atomic absorption finish (FA/AA) method. Standard, blank and duplicate assay samples were added to each batch of 21 samples for drill core and to each batch of 24 samples for chip samples. The sampling and analytical procedures conformed to the industry standards at the time, and these were adequate to ensure a representative determination for the type of gold mineralization identified on the property. In 2019, 6 holes drilled by Hudbay at 3 Zone confirmed previous drilling results.

As of January 1, 2021, a total of 84,476 density measurements were collected by Hudbay. These measurements were performed at the Flin Flon laboratory, Bureau Veritas laboratory or at Hudbay logging facility, using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water and pycnometry methods.

Quality Assurance and Quality Control

QAQC samples were inserted into the sample stream. Hudbay's practice involves insertion of the following every 100 samples, 5 blanks, 5 duplicates, 5 base metal standards and 2 gold standards.

Results from the QA/QC program for standards, blanks, duplicates and external checks show that the program has been working effectively for the Lalor, 1901, Watts, Pen II and Wim properties, meeting industry standards and the data used provides a representative and unbiased basis for resource modeling purposes.

Security of Samples

Security measures taken to ensure the validity and integrity of the samples collected consist of a chain of custody of drill core from the drill site to the core logging area. All facilities used for core logging and sampling are located on the mine site and all sample splitting and shipping activities are conducted by technicians under the supervision of Hudbay geologists. The samples results are stored on a secure mainframe based Laboratory Information Management System (LIMS). The diamond drill hole database is stored on the secure Hudbay network, using the acQuire database management system with strict access rights.

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Mineral Processing and Metallurgical Testing

The Stall concentrator is an operating plant running at steady state and, as a result, several of the initial metallurgical test results and assumptions have been revised to reflect the operating experience and performance of the plant over the past six years of operation in processing the ore produced from the Lalor mine. The Stall concentrator is producing a copper concentrate grade of 18 to 20% copper at 83 to 85% recovery and a zinc concentrate grade of 51% zinc at 90 to 93% recovery. 55 to 62% of the gold and silver are recovered in the copper concentrate as co-products. Over the life of the Lalor mine, copper, gold and silver grade will increase and the average zinc grade will decrease. This trend will partially be offset in 2026, when the 1901 deposit enters production to feed Stall with zinc rich mineralization.

Extensive metallurgical testing was conducted in 2019 and 2020 to demonstrate the technical viability and economic benefits of some changes to the process flowsheet of the Stall mill to improve metal recoveries and/or concentrate grade from historical performance. The main changes to the flowsheet planned to be implemented by the end of 2022 include the addition of Jameson cells to increase copper rougher and cleaner capacity, the addition of a talc preflotation circuit, an increase in the zinc circuit cleaning capacity and froth washing and an increase in recovery of free gold through the addition of a Knelson gravity concentrator on the copper regrind cyclone underflow. In addition, further testwork is underway to include a lead recovery stage into the sequential flotation circuit. Although the benefits of this addition have not yet been incorporated into the present life of mine plan, Hudbay anticipates a short payback on this additional limited investment at Stall.

The comparison of the current and forecasted recovery and product grades increase as per the upgraded flowsheet are summarized in the table below.

The Stall Recovery Improvement Project feasibility study was completed in 2020 by Ausenco with a Class 3 capital estimation of CAD$24.5M excluding tax. The project is scheduled to progress through detailed engineering in 2021 and construction in 2022, following the completion of the New Britannia Project. Completion and operation of the Stall Recovery Improvement Project is scheduled for Q1 2023.

In 2020 a metallurgical testwork program was conducted by Blue Coast Research to cover composites representing low grade, medium grade and high grade of the two zinc rich lenses of the 1901 deposit. A subsample of each of the composite samples was ground to a p80 of 100µm and submitted for mineralogical analysis. Mineralogical analysis, flotation tests and were completed on each of the six composites and confirmed that the metallurgical performance of the Stall concentrator for the Lalor base metal lenses was applicable to the 1901 deposit, including the potential benefit of a lead recovery stage in the flotation circuit.

The Snow Lake operations life of mine plan includes the processing of gold ore at the company's New Britannia mill starting in H2 2021. As described in this AIF, Hudbay is well advance in refurbishing the New Britannia mill, including the addition of a copper flotation circuit, to optimize processing of the Lalor gold and copper gold ores. To establish the future performance of the New Britannia mill, two major metallurgical test work programs were undertaken between 2015 and 2020 by SGS Lakefield and Blue Coast Research. All sample composites were submitted for mineralogical analysis by QEMSCAN to identify minerals and their liberation as well as for Bond rod and Bond ball mill work tests, gravity concentration test, rougher and cleaner flotation tests, cyanidation tests, and rolling bottle leach tests. In addition, CIP modelling was completed to predict the gold extraction performance of a CIP or CIL circuit. Cyanide destruction tests using the SO2/Air process were also carried out following standard SGS procedure of completing batch tests first to confirm applicability and to optimize retention times and reagent requirements. These results were confirmed and further refined in 2019-2020 at Blue Coast Research facilities.

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Metallurgical testwork conducted in 2019 on WIM and 3 zone has confirmed that this mineralization is also amenable to successful beneficiation at the New Britannia mill. Four composites were created for each deposit and submitted for mineralogical, comminution and flotation as well as leach test work and gravity concentration in the case of 3 Zone. These tests have been used to confirm the copper, gold and silver recoveries applied in the life of mine plan for these two satellite deposits.

Mineral Resource Estimates

The mineral resource and mineral reserve estimates for Lalor mine and all Snow Lake deposits are effective January 1, 2021. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

The mineral resources for Lalor, 1901, Watts, WIM, 3 Zone and Pen II are estimated either as base metal lenses or gold zones and classified as Measured, Indicated and Inferred resources, as described in the most recent technical report.

The construction of the mineralized envelopes was based on the type of mineralization intersected.

The resource is based on integrated geological and assay interpretation of information recorded from diamond drill core logging and assaying and underground mapping and is comprised of the following steps: exploratory data analysis, high-grade capping (when required), and estimation and interpolation parameters consistent with industry standards.

The block models were updated using both infill and exploration drilling conducted up until September 2020 using the methodology documented in the March 2021 Lalor and Snow Lake Operations Technical Report and validated to ensure appropriate honouring of the input data by the following methods:

  Visual inspection of the ordinary kriging ("OK") block model grades in plan and section views in comparison to composites grade;
  Comparison between the nearest neighbour and the OK methods to confirm the absence of global bias in the model; and
  Smoothing correction to remove the smoothing effect of the grade interpolation where necessary.

Hudbay uses a stringent approach to establish the potential for economic extraction of its resource reporting for underground deposits. With this approach, the potential for economic extraction of the mineral resource estimates are reported within the constraint of a 'stope optimization envelope'. This excludes small isolated individual blocks above the economic cut-off criteria from the resource estimate and includes some 'geological dilution' that would need to be included in the economic envelope to maintain minimum spatial continuity requirements to define mineable shapes.

The parameters used as input to define the stope optimization envelope cover all the relevant technical and economic constraints including minimum stope and waste pillar dimensions and a NSR value calculation for each block based on anticipated metal recoveries, long-term metal price forecast and operating and capital costs based on the 2021 Lalor mine and Stall concentrator budgets. Two NSR values are calculated for each block to assess and compare the value of the blocks going to the Stall mill (no material difference between the two) or going to the new Britannia mill. The mineral resource estimates are reported to ensure that each potential stope would cover all its associated operating mining and milling costs.

For the former New Britannia, mine and its satellite gold deposits, the historical resource estimate performed by Kinross and by Alexis Minerals followed a conventional and industry standard approach and have been independently validated in 2018 by WSP Engineering ("WSP"). The cut-off grades for the resource have been estimated over a 6-ft. minimum true width with a variable cut-off by zone as summarized in 1-6. The variation in the cut-off grade is related to new mining versus remnant mining.  Given that WSP had to rely on historical documentation for some of the technical information supporting the estimation of the mineral resource estimates, the tonnes and grades previously estimated by Kinross and Alexis Minerals as measured and indicated resources were downgraded to an inferred category. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Mineral Reserve Estimates

The current mineral reserves were estimated based on a life of mine ("LOM") plan prepared using Deswik mine design software that generated mining inventory based on stope geometry parameters and mine development sequences. Appropriate dilution and recovery factors were applied based on cut and fill and longhole open stoping mining methods with a combination of paste and unconsolidated waste backfill material.

The following steps were followed in developing the reserve estimates at Lalor, 1901, WIM and 3 Zone:

  Calculate two payable (NSR) values for each individual block in the resource model depending on whether processing would occur at the Stall concentrator or at the New Britannia concentrator, using long-term metal prices, concentrator recoveries, metal payability and downstream smelter treatment and refining costs assumptions.
  Design stopes in the Deswik Stope Optimizer, considering depleted mineral resources, existing workings, resource categories and mine and mill operations costs. Dilution and recovery are estimated and applied at this step. Stopes are designed for both the Stall concentrator option and the New Britannia concentrator option.
  Considering grades, value and location in the mine, assign stopes to either Stall or New Britannia concentrator.
  Establish stope economics using a secondary NSR calculation where, along with mine and mill operations costs, mine capital, waste development and offsite administration costs are applied to each stope.
  Assign whether stopes can be upgraded to mineral reserves based on resource classification.
  Design ore development required for mining the reserves. Deplete development from the stopes. Interrogate grades of designed development for inclusion in mineral reserves. Sequence and schedule development and stope production for input to a financial Life of Mine (LOM) study to support mineral reserve economics.

The above methodology takes into consideration the different ore types and the milling options for the mine's future production and considers the various ore types found at these deposits.

The mineral reserve estimates exclude the mined out mineral resources, non-recoverable pillars (rib, post and sill) within mined out areas, mineral resources that are sterilized or not recoverable due to previous mining and stopes based on inferred mineral resource estimates.

Reconciliation of Reserves and Resources

Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

A year over year reconciliation of our estimated mineral reserves and resources at the Lalor mine and 1901 deposit combined is set out below and shows that resource to reserve conversion have more than offset 2020 mining depletion with a net gain on tonnes and for all metals including an additional 226 koz of gold contained in reserves.

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Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Metal prices of $1.10 per pound zinc, $1,500 per ounce gold, $3.10 per pound copper, and $18.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to estimate mineral reserves and resources.

5. 1901 mineral reserves and resources were initially estimated using metal price assumptions that vary marginally over the assumptions stated. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

6. Lalor mineral reserves and resources are estimated using a minimum NSR cut-off of C$105 per tonne for waste filled mining areas and a minimum of C$116 per tonne for paste filled mining areas.

7. 1901 mineral reserves and resources are estimated using a minimum NSR cut-off of C$140 per tonne.

8. For Lalor, individual stope gold grades were capped at 10 g/t, as a prudent estimate until reserves to mill reconciliations can establish that the high-grade gold can indeed be entirely recovered. This capping method resulted in the reduction of the global gold reserve grade by approximately 3%.

9. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator, which is currently being refurbished.

Stall recoveries improvement drives a larger contribution of the precious metals in the base metal inferred resources while the global increase in inferred resources is driven by gold zones with a net addition of circa 350koz of contained gold.

The mineral reserve estimates for WIM and 3 Zone presented in this AIF remain unchanged from the prior year and are effective January 1, 2021. As a result, a detailed reconciliation has been omitted.

No mineral reserve estimates are reported for the Pen II, Watts, and New Britannia Mine deposits due to insufficient drilling coverage. The Talbot mineral resource estimates are included on the following table on a 100% basis based on Rockcliff's reported estimates in compliance with NI 43-101. The only change to the year over year estimate of the base metal mineral resources results from the addition of the Talbot mineral resource estimates. The gold mineral resources at Birch and New Britannia have not changed year over year. As a result, a detailed reconciliation of the gold inferred mineral resources at Birch and New Britannia has been omitted.

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Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Watts and PEN II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used for Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

5.  Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

6.  Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

7. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator.

8.  The above resource estimates table includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

Mining Operations: Mine Planning

Lalor mine is a multi-lens, flat lying orebody with ramp access from surface and shaft access to the 955 metre level. Internal ramps located in the footwall of the orebody provide access between mining levels, with the mine currently developed to the 1160 meter level in the Copper Gold lens 27. Stopes are accessed by cross cuts from the major mining levels.

Power is provided to the mine via power cables located in the production shaft. The Chisel North mine ventilation system in sequence with the Lalor mine Downcast Raise, the Access Ramp and the Lalor mine Production Shaft provide a total of 955,000 cfm for ventilation purposes. Mine ventilation air is heated by direct fired propane heaters located at each of the intakes. Lalor mine's fresh water source is Chisel Lake. Mine water reports to the water treatment plant at Chisel Lake where it is treated and released. All water within the mine is collected in intermediary collection sumps and proceeds to the main collection areas via drain lines, drain holes or drainage ditches.

In 2020, we mined 1,631,000 tonnes of ore via the production shaft, while 23,000 tonnes of ore were trucked to surface from the ramp. Once it reached surface, the ore was trucked to the Stall concentrator and Flin Flon concentrator for processing.

Mining is done using mobile rubber tired diesel equipment. Load haul dump ("LHD") units vary from 8 to 10 cubic yards. Trucks are currently 42 to 65 tonne units that haul both ore and waste. Autonomous operation of a LHD loader underground is also completed from surface by tele-remote monitoring. Ore is directed to rock breakers located near the production shaft at the 910 metre level, where it is sized to 0.55 metre and conveyed to the shaft for hoisting to surface by two 16 tonne capacity bottom dump skips in balance. Hoisted ore is hauled by truck to the Chisel North mine site, crushed to less than 0.15 metre and stockpiled. Crushed ore is loaded by front end loader to tractor trailers and hauled to Hudbay concentrators. Waste rock is disposed of as backfill underground.

Lateral advance is made in 4 m long segments (rounds), with typical dimensions of 6 metre wide by 5 metre high. Lateral drilling is completed with two boom electric hydraulic jumbo drills, each round requires approximately 80 holes. Following mucking, standard ground support is installed. Mine services, including compressed air, process water and discharge water pipes, paste backfill pipeline, power cables, leaky feeder communications antenna and ventilation duct are installed in main levels and stope entrances.

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Two main mining methods are used at Lalor mine, cut and fill and longhole open stoping. Cut and fill methods include: mechanized cut and fill, post pillar cut and fill and drift and fill. Longhole open stoping methods include: transverse, longitudinal retreat and uppers retreat. Each mining area is evaluated to determine the most economic stoping method. In general where the dip exceeds 35° and the orebody is of sufficient thickness, longhole open stoping is used and lateral cut and fill mining methods are used in flatter areas. Approximately 80% of the mineral reserves are mined using the longhole open stoping methods, 12% through the cut and fill methods and 8% via development in ore. All stope mining is done using emulsion explosives.

Production rates have consistently achieved and sustained 4,500 tonnes per day in 2020 but ramped to a maximum of 5,300 tonnes per day during a shaft incident at our 777 mine for a period of 6 weeks after some of the workforce and equipment had been transferred temporarily to Lalor mine. The production is supported by a hoisting plant capable of 6,000 tpd, transitioning to more bulk mining methods with additional mining fronts and design changes to improve mining efficiencies, developing ore passes and transfer raises to reduce truck haulage cycle times from the upper portions of the mine and a paste backfill plant commissioned in 2018.

Ore is received at the Stall concentrator, approximately 16 kilometres east of Lalor mine, and placed in coarse ore bins or on a stockpile at the mill. Ore is conveyed to a three stage crushing plant and crushed to 19mm. Crushed ore is conveyed to two sequential rod and ball mill combinations operating parallel with each other. The mills feed a sequential flotation process where a bulk rougher copper concentrate is floated first. The copper rougher concentrate is reground, followed by three stages of cleaning producing a concentrate grading approximately 21% copper. The copper concentrate is thickened and filtered to remove water, and is conveyed to concentrate storage. Copper concentrate is loaded to semi tractor trailer trucks for transport to Flin Flon for transport by rail to third party smelters.

The tails from the copper circuit feed the zinc flotation circuit which produces a zinc rougher concentrate. This is followed by three stages of zinc cleaning which produces a concentrate grading approximately 51% zinc. Zinc concentrate is thickened and filtered and is conveyed to concentrate storage. Zinc concentrate is loaded to semi tractor trailer trucks for transport to Flin Flon where it is processed into refined zinc. Final tails from the Stall concentrator are currently pumped to the Anderson Tailings Impoundment Area ("TIA") for permanent disposal.

The paste plant is located northeast of the existing headframe complex at Lalor mine and delivery capacity of the paste can achieve 165 tonnes per hour solids (tails) or 93 cubic metres per hour paste. The paste plant is designed to fill voids left by mining of approximately 4,500 tonnes per day. Taking into account waste generated from development in the LOM and the plan not to hoist waste from underground the combined paste/waste backfilling capacity is approximately 6,000 tonnes per day. The paste plant is capable of varying the binder content in the paste to provide flexibility in the strength gain of the paste where higher and early strength may be required depending on mining method.

Tails required for paste are diverted to the Anderson booster pump station. Capacity of the pumping station range from 110 to 130 tonnes per hour to allow for some variation in the output of tailings from the concentrator. The tailings are directed into the Anderson TIA when not required for the paste plant.

Two pipelines are installed between the Anderson booster pump station and the paste plant located at Lalor mine site, approximately a 13 kilometre distance. Paste is delivered underground via one of two - nominal 8 inch diameter, cased boreholes from surface to the 780 metre level the mine. Only one borehole is required during normal operation, with the second borehole available as a spare in the event of a plug or excessive wear on the primary hole.

A network of underground lateral piping and level to level boreholes transfer the paste from the base of the discharge hopper to the required underground locations.

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Permitting and Environmental

The permits required for the current Lalor operation, including the Lalor mine, Stall concentrator and Anderson tailings facility have all been issued and remain valid.

At this time, there are no known environmental concerns which could adversely affect Hudbay's ability to operate the Lalor mine. Since the mine site is nearby existing facilities in the Snow Lake area, the Lalor mine was able to utilize infrastructure, services, and previously disturbed land associated with permitted, pre-existing and current mining operations in the Snow Lake area. The Lalor mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible and by using existing licensed facilities for the withdrawal of water and disposal of wastes.

Initial proposals for baseline work at WIM have been prepared by AECOM. Once complete these environmental studies will form the basis of the required approvals needed to advance this project should it be deemed viable.

3 Zone is part of the New Britannia site. Significant environmental studies of the area are available, and additional environmental assessments would be utilized to augment our understanding of property and any potential offsite impacts. Approvals to advance this project would be through Provincial regulators as part of an alteration of the existing Environment Act Licence for the property.

The 1901 deposit would leverage all existing surface and underground development near Lalor operations. Significant environmental baseline work has recently been conducted by AECOM and in conjunction with the significant amount past studies will be used to gain approvals for this development should it prove viable.

The re-commissioning of the New Britannia concentrator involves the placement of the Lalor gold ore tailings in the fully licensed Anderson tailings facility or the Lalor Paste fill plant via a pipeline connecting Stall concentrator to Lalor Mine. All environmental permits are in place for the refurbishment of the New Britannia mill and associated infrastructure.

Based on Hudbay's long-term (more than 50 years) mining experience in the Snow Lake region, and baseline studies to date, there is no known First Nation or Aboriginal hunting, fishing, trapping or other traditional use of the land in the zone of potential influence for the Lalor mine and associated facilities. Post closure, all water quality and earthen structures will be monitored and inspected in order to ensure the sites' conditions meet the applicable regulatory requirements.

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Capital and Operating Costs

Unit Operating Costs and Cash Costs

Unit Operating Costs		LOM Average
Mining - Lalor	C$/tonne	$107
Mining - 1901	C$/tonne	$87
Mining - WIM	C$/tonne	$75
Mining - 3 Zone	C$/tonne	$70
Milling - Stall	C$/tonne	$27
Milling - New Britannia	C$/tonne	$45
G&A	C$/tonne	$20

Notes:

1. General and Administrative costs relate to shared service costs for Manitoba allocated to Snow Lake operations.

Sustaining and Capital Costs

The capital expenditures required to execute the LOM plan at Lalor (estimated at C$593 million) and 1901 (estimated at C$98 million) includes pre-production mine development for 1901, and the sustaining capital required to continue capitalized mine development activity and to replace/acquire mining equipment. The 1901 mine development plan will start in 2024, followed by ramp-up to the maximum production rate in 2023. Together with Lalor, the 1901 reserves are scheduled to maintain 5,300 tonnes per day of production until 2027. It is also envisaged that additional synergies with Lalor will exist and so reductions in mine equipment costs and personnel requirements are factored into the cost profiles below.

Other capitalized expenditures included in the LOM plan that relate to milling and environmental activities, namely growth projects such as the New Britannia mill refurbishment and the construction of a pipeline corridor to support the planned increase in gold production, as well as the Stall mill enhancement initiatives (discussed under "Mineral Processing and Metallurgy" above).

The New Britannia refurbishment project includes industry standard equipment and proven processing technology in a brownfield environment. Construction activities started in Q1 2020 and are 76% completed as of February 2021. Plant commissioning for the early gold mill is projected for Q2 2021 and Q3 2021 for the flotation plant, ramp up in Q3 2021 for the early mill and Q4 2021 for the flotation plant. The capital expenditure is summarized below (approximately C$90 million of which remained to be spent in 2021).

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Mill Refurbishment	CAD$M
Direct Costs
Procurement	30.2
Site General	9.4
New Flotation Facility	13.5
New Flotation Building	10.8
Mill and Crush Facility	35
Pipeline Corridor	15.9
Town of Snow Lake, Raw Water, Office Upgrades	1.2
Stall Tailings Upgrades	6.5
Subtotal	122.5
Commissioning/OR	5.1
Engineering and Indirect	7.6
Owner Costs, Indirect, First Fills	27.7
Contingency	3
Total Mill Refurbishment	165.9

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

Since 2014, one exploration drift and one exploration ramp were developed at Lalor for a total of 1,891 metres. The development was undertaken to establish underground platforms to conduct exploration drilling on targets that could not be drilled from existing mine infrastructure.

Since 2017, exploration drilling at Lalor has both focused on adding and converting inferred mineral resource estimates with a strong emphasis on confirming the continuity of the gold mineralization.

Refurbishing the New Britannia mill is expected to significantly increase gold production from Lalor and enable new gold exploration opportunities in the Snow Lake region by having an operating processing facility with substantially higher gold recoveries. New Britannia was placed on care and maintenance in 2005 by its previous owner after producing 1.6 million ounces of gold.

With the inclusion of the New Britannia mill, net revenue at Lalor will shift from primarily zinc to primarily gold, positioning Lalor as a primary gold mine with significant zinc, copper and silver by-products. Once the New Britannia mill is operational, revenue from precious metals through the remaining life-of-mine is expected to be approximately 60% of total revenue. Significant zinc and copper revenue provides diversified commodity exposure.

WIM and 3 Zone mine operations are scheduled for 24 hours per day, 365 days per year, with initial production from WIM scheduled to commence in 2030. A combined mining rate between 1,200 and 1,500 tonnes per day will match the New Britannia mill capacity and will provide an additional 8 year of operating life after the Lalor mine ceases operation. From 2030 to 2037, New Britannia is expected to operate at average feed grades of 2.2 grams per tonne gold and 1.3% copper, as the Lalor feed is replaced by WIM and 3 Zone.

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WIM and 3 Zone Capital and Operating Cost Profiles

The WIM mine development plan contemplates construction activities occurring in 2029, followed by commissioning in 2030 and ramp-up to the maximum production rate by end of 2031. The capital expenditures required for refurbishing the existing mining infrastructures at 3 Zone have been grouped with the WIM sustaining capital expenditure and are estimated to be C$167 million, in aggregate from 2029 to 2037.

WIM and 3 Zone will be traditional long hole underground mining operation with waste backfill and ramp access. Ore from both deposits will be trucked using the same haul road to the New Britannia mill which is located 15 kilometres from WIM and 3 kilometres from 3 Zone. It is envisaged to use some of the spare equipment from Lalor as well as an already existing workforce. Given the short distance to the town of Snow Lake, there will be no need for an additional camp. The estimated operating costs for the WIM and 3 Zone are summarized in the table below.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

ROSEMONT PROJECT

Project Description, Location and Access

The Rosemont project is located on the eastern flanks of the Santa Rita Mountain range approximately 50 kilometres southeast of Tucson, in Pima County, Arizona. Existing graded dirt roads provide good access into and around the Project and connect the property with State Route 83. The city of Tucson, Arizona, provides the nearest major railroad and air transport services to support the Project. The Rosemont project's geographical coordinates are approximately 31º 50'N and 110º 45'W.

The lands are under a combination of private ownership by Rosemont Copper Company, a subsidiary of Hudbay, and Federal ownership. The lands occur within Townships 18 and 19 South, Ranges 15 and 16 East, Gila & Salt River Meridian. The core of the Rosemont project mineral resource is contained within the 132 patented mining claims that in total encompass an area of approximately 2,000 acres (809 hectares). Surrounding the patented claims is a contiguous package of 1,064 unpatented mining claims with an aggregate area of more than 16,000 acres (6,475 hectares). Unpatented claims Agave 7, 8 and 9 and a small fraction named the Recorder Fraction were staked in 2014. Associated with the mining claims are 38 parcels of fee (private) land consisting of approximately 2,300 acres (931 hectares) (the Associated Fee Lands). The area covered by the patented claims, unpatented claims and Associated Fee Lands totals approximately 20,300 acres (8,215 hectares). The patented mining claims are considered to be private lands that provide the owner with both surface and mineral rights. The patented mining claim block, including the core of the mineral resource, is monumented in the field by surveyed brass caps on short pipes cemented into the ground. The fee lands are located by legal description recorded at the Pima County Recorder's Office. The patented claims and Associated Fee Lands are subject to annual property taxes amounting to a total of approximately $8,800.

Mineral Rights on US Forest Service and Bureau of Land Management ("BLM") lands have been reserved to Rosemont Copper Company, via the unpatented claims that surround the patented claims. Wooden posts and stone cairns mark the unpatented claim corners, end lines and discovery monuments, all of which have been surveyed. The unpatented claims are maintained through the payment of annual maintenance fees of $155.00 per claim, for a total of approximately $165,000 per year, payable to the BLM.

There is a 3% NSR royalty on all 132 patented claims, 603 of the unpatented claims, and one parcel of the Associated Fee Lands with an area of approximately 180 acres.

As discussed in the body of this AIF, Hudbay's ownership in the Rosemont project is subject to a precious metals stream agreement with Wheaton Precious Metals.

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History

By the late 1950s, the Banner Mining Company ("Banner") had acquired most of the claims in the area and had drilled the discovery hole into the Rosemont deposit. In 1963, Anaconda Co. acquired options to lease the Banner holdings and over the next ten years they carried out an extensive drilling program on both sides of the mountain. The exploration program demonstrated that a large scale porphyry/skarn existed at Rosemont.

In 1973, Anaconda Mining Co. and Amax Inc. formed a 50/50 partnership to form the Anamax Mining Co. (the "Anamax"). In 1977, following years of drilling and evaluation, the Anamax Joint Venture commissioned the mining consulting firm of Pincock, Allen & Holt, Inc. to estimate a resource for the Rosemont Deposit. Their historical resource estimate of about 445 million tons of sulfide mineralization averaged 0.54% copper using a cut-off grade of 0.20% copper. In addition to the sulfide material, 69 million tons of oxide mineralization averaging 0.45% copper was estimated. Hudbay considers the estimate done by Anaconda to be historical in nature since no work has been done by a Hudbay Qualified Person to verify the estimate, and the estimate should not be relied upon by investors.

ASARCO purchased the patented and unpatented mining claims in the Helvetia-Rosemont mining district in August 1988 and renewed exploration of the Peach-Elgin and initiated engineering studies on Rosemont. In 1995, ASARCO succeeded in acquiring patents on 21 mining claims in the Rosemont area just prior to the moratorium placed on patented mining claims in 1996. In 1999, Grupo Mexico acquired the Helvetia-Rosemont property through a merger with ASARCO. In 2004 Grupo Mexico sold the Rosemont property to a Tucson developer.

In April 2005, Augusta Resource Corp. ("Augusta") purchased the property from Triangle Ventures LLC. Over the next several years, Augusta continued to evaluate the mineral potential at Rosemont and refine the economics of developing this resource.

Hudbay acquired all of the issued and outstanding common shares of Augusta pursuant to a take-over bid, and subsequent acquisition transaction in 2014. Hudbay completed a 43-hole, 92,909 feet (28,319 meters) drill program from September to December 2014 and a 46-hole, 75,164 feet (22,910 meters) drill program from August to November 2015 in further efforts to gain a better understanding of the geological setting and mineralization of the deposit and to collect additional metallurgical and geotechnical information.

Geological Setting, Mineralization, and Deposit Types

The Rosemont deposit consists of copper-molybdenum-silver-gold mineralization primarily hosted in skarn that formed in the Paleozoic rocks as a result of the intrusion of quartz latite to quartz monzonite porphyry intrusions. Bornite-chalcopyrite-molybdenite mineralization occurs as veinlets and disseminations in the skarn.

Three mineralization domains (oxide, mixed and sulfide) were defined based on the soluble to total copper ratio (ASCu/TCu) collected in the Augusta (2005 to 2012) and Hudbay (2014 and 2015) drilling programs. The oxidation and mixed mineralization occurs mainly above a low angle fault defining the contact between the Palozoic and Mesozoic rocks as chrysocolla, copper carbonates and supergene chalcocite.

Drilling to date has defined mineralized zones of approximately 1,100 meters in diameter that extends to a depth of at least 600 meters below the surface. The north-trending, steeply dipping Backbone Fault juxtaposes marginally mineralized Precambrian granodiorite and Lower Paleozoic quartzite and limestone to the west against a block of younger, well-mineralized Paleozoic limestone units to the east.

Most of the copper sulfide resource is contained in the eastern block of the Backbone Fault. Structurally overlying the sulfide resource is a block of Mesozoic sedimentary and volcanic rocks that contains lower grade copper mineralization (predominantly as oxides). These two blocks are separated by the shallowly dipping Low Angle Fault ("LAF"). Other post-mineral features include a deep, gravel-filled Tertiary paleochannel on the south side of the deposit and a significant thickness of Cretaceous and Tertiary volcaniclastic material to the northeast of the deposit.

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Sulfide mineralization on the east side of the Backbone Fault and below the LAF is hosted in an east- dipping package of Paleozoic-age sedimentary rocks that includes the Escabrosa Limestone, Horquilla Limestone, Earp Formation and Epitaph Formation. The Horquilla Limestone is the most significant, accounting for almost half of the sulfide resource.

Relatively minor mineralization occurs in the other Paleozoic units. To the south, the mineralization in this block appears to weaken and eventually die out. To the north, mineralization appears to narrow but continues under cover amid complex faulting. Mineralization is locally open to the east of the defined resource, beyond the limit of drilling and beneath an increasingly thick block of Mesozoic sediments.

The Mesozoic rocks of the structural block above the LAF consist predominantly of arkosic siltstones, sandstones, and conglomerate. Within the Arkose are subordinate andesite flows or sills that range from a few tens of feet to several hundred feet thick. Also structurally wedged into the upper plate block at the base of the Arkose are the Glance Conglomerate, a limestone-cobble conglomerate, and some occurrences of relatively fresh Paleozoic formations.

Exploration

A Titan 24 induced polarization/resistivity (DCIP) survey over the Rosemont deposit, performed in 2011, discovered significant chargeability anomalies which are partially tested. These anomalies appear to define mineralization and also certain unmineralized lithologic units. A regional scale airborne magnetics survey was also completed in 2008. A mapping and geochemical sampling program was completed in the latter half of 2015 on the Rosemont property to reassess the interpretation of the regional geology and deposit setting.

In 2020, Hudbay has conducted exploration drilling on some of its private land claims located northwest of the Rosemont deposit over four known historical deposits where small scale copper mining had been conducted between the late 19th century until the 1960's. Drilling has confirmed the occurrence of both oxide and sulfide copper mineralization over the Broad Top Butte, Copper World, Peach and Elgin deposits, collectively known as the Copper World properties. The copper mineralization starts in most cases near surface and contains higher grades at shallower depth than at the Rosemont deposit. The Company has commenced a larger follow-up drill program with a focus on enabling an understanding of the full extent of the mineralization at Copper World and potentially defining initial mineral resource estimates.

Drilling

Extensive drilling has been conducted at the Rosemont deposit by several successive property owners. The most recent drilling was by Hudbay, with prior drilling campaigns completed by Banner Mining Company, Anaconda Mining Co., Anamax, ASARCO and Augusta. In total, 155,686 metres of drilling have been completed on the property.

These drill holes were all drilled using diamond drilling (coring) methods. In some cases, the top portion of the older holes were drilled using a rock bit to set the collar or by rotary drilling methods and switching to core drilling before intercepting mineralization.

In all of the drilling campaigns, efforts were consistently made to obtain representative samples by drilling either H-size (2.5 inch or 63.5 mm diameter) or N-size (1.9 inch or 47.6 mm diameter) core. Generally, drill programs were on east-west grid lines spaced approximately 200 feet (61 meters) apart.

Sampling, Analysis, and Data Verification

Prior to Hudbay and Augusta, significant diamond drilling, drill core sampling, and assaying programs were executed by the previous property owners. Records are not available that detail the sampling and security protocols used by these property owners. There are no available QA/QC records for sample preparation and assaying methodologies for Banner, Anaconda, and Anamax. Copper, molybdenum, silver, and soluble copper were analyzed by Anaconda and Anamax at their in-house laboratories. Silver was regularly analyzed by Anamax, but not commonly assayed by Banner and Anaconda. Asarco assayed drill core samples for total copper, molybdenum, and acid soluble copper at Skyline laboratory.

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The drill core was generally sampled continuously down the hole, at a nominal five-foot sample length. In taking a sample, the core is generally halved (split) along the long axis, taking care to evenly distribute veinlets and other small-scale mineralized features where present, into both halves of the core.

The core samples from the Augusta drilling programs from 2005 to 2012 were transported to Skyline Assayers and Laboratories (Skyline), Tucson, Arizona, USA for preparation and analysis. In total, 21,197 samples were analyzed for total copper and 16,619 samples for molybdenum. Total copper and molybdenum were dissolved using a hot 3-acid digestion at 482°F and subsequently analyzed by AAS and ICP-OES, respectively. Silver was determined in 15,334 samples, which were digested using an aqua regia leach in 0.25 g subsample pulp and analyzed by AAS. A total of 391 drill core samples across the Rosemont deposit were measured for specific gravity at Skyline.

Augusta conducted its own internal QA/QC program to independently evaluate the quality of the assays reported by Skyline. Augusta verified the accuracy and precision of its geochemical analyses by inserting standards of known metal content in the sample stream at periodic intervals and by reanalyzing approximately 5% of all samples to check the repeatability of results. Standards were submitted with a frequency of one per 20 samples. The inserted standards were chosen to be similar in grade to the drill holes samples that they accompanied whenever possible. Blank samples were submitted with a frequency of one per 40 samples. Approximately 5% of all samples were reanalyzed in what was called their check assay program.

Under Hudbay ownership, private 24-hour per day security guards administered by Securitas Inc., controlled site access and oversaw sample security at each camp and drill site. Drill core samples from Hudbay's 2014 and 2015 drill programs were picked up at the core processing facilities and transported to Inspectorate America Corporation's preparation facility at Sparks, Nevada, USA. Samples were weighed upon arrival, dried at 60°C, and crushed in jaw crushers to ≥70% passing through 10 mesh (2 mm). The entire crushed sample was homogenized, riffle split, and a 1,000 g subsample was pulverized to ≥85% passing through 200 mesh (75 μm) using Essa standard steel grinding bowls. Jaw crushers, preparation pans, and grinding bowls were cleaned by brush and compressed air between samples. Cleaning with a quartz wash was conducted between jobs and between highly mineralized samples.

Once samples were pulverized a 150 g subsample pulp was collected and air freighted to Bureau Veritas Commodities Canada Ltd., (Bureau Veritas) in Vancouver, Canada, for analysis. The remaining 850 g master pulps and the coarse rejects were stored at the Inspectorate laboratory in Nevada.

As part of Hudbay's quality control and quality assurance (QA/QC) program, QA/QC samples were systematically introduced in the sample stream to assess adequate sub-sampling procedures, potential cross-contamination, precision, and accuracy. A total of 1,000 representative pulp samples (5.4%) from 2014 drilling and 742 representative pulp samples (5.0%) from 2015 drilling were selected and re-analyzed at SGS Canada Inc., laboratory in Vancouver. The blanks, CRM and duplicates samples all indicated the laboratory used did not have contamination issues and produced accurate and precise results.

Hudbay built an entirely new drill hole database from all pre-Hudbay drilling and assaying information. Orix Geoscience Inc. was employed to digitally enter collar, downhole surveys and assay information from scanned drill logs and assay certificates for all holes drilled prior to Augusta.

Mineral Processing and Metallurgical Testing

Following the acquisition of Rosemont in 2014, Hudbay completed two drilling programs and initiated a series of phased metallurgical testing programs, each designed to advance its understanding of the deposit and metallurgical performance in response to treatment.  In 2014, Hudbay engaged XPS Consulting & Testwork Services (XPS) to undertake mineral characterization and metallurgical testwork. Base Met Laboratory (BML) was engaged in late 2015 to provide confirmation testwork of the XPS testwork and additional process optimization.

Through the course of all the mineral processing and metallurgical testing, no deleterious elements were found to have a negative impact on plant performance or on the marketable value of the copper and molybdenum concentrates to be produced at Rosemont.

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On the basis of the body of testwork that exists, including both the historical testwork, and the testing programs completed by Hudbay since the acquisition of Rosemont, forecasts of recovery, concentrate grade and quality, as well as characteristics of the resultant tailing product have been developed. The following summarizes LOM average recoveries expected.

Average LOM recoveries
Copper (Cu):	80.4%
Molybdenum (Mo):	53.4%
Silver (Ag):	74.4%
Gold (Au):	65.1%

Mineral Reserves and Mineral Resources Estimates

Mineral reserves for the Rosemont deposit were classified under the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves by application of a NSR that reflects the combined benefit of producing copper, molybdenum and silver in addition to mine operating, processing and off-site costs.

The mineral resource and mineral reserve estimates for Rosemont are effective January 1, 2021. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

Proven and probable mineral reserves within the designed final pit total 592 million tons (537 million tonnes) grading 0.45% Cu, 0.012% Mo and 4.58 g/t Ag. There are 1.25 billion tons (1.13 billion tonnes) of waste materials, resulting in a stripping ratio of 2.1:1 (tonnes waste per tonne of ore). Total material in the pit is 1.66 billion tonnes. Contained metal in proven and probable mineral reserves is estimated at 5.30 billion pounds of copper, 142 million pounds of molybdenum and 79 million ounces of silver. Nearly 80% of the mineral reserves in the Rosemont ultimate pit are classified as proven with the remaining 20% identified as probable. The Rosemont ultimate pit contains approximately 10 million tons of inferred mineral resources that are above the $6.00/ton NSR cut-off value for ore. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Multi pass ordinary kriging interpolation setup was used to interpolate the grades in the block model while honouring the geology. The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of a Lerchs-Grossman cone pit algorithm. The mineral resources are therefore contained within computer generated open pit geometry.

The following assumptions were applied to the determination of the mineral resources:

  Economic benefit was applied to measured, indicated and inferred classified material within the resource cone.
  No effort was made to establish a pit with maximum return on investment; consequently, the mineral resource cone was the direct result of the following metal prices: $3.15/lb copper, $11.00/lb molybdenum, $18.00/oz silver with a revenue ratio of 1.0, i.e. break-even logic.
  A constant 45-degree pit slope was used for the resource estimate.

All of the mineral reserve estimates presented in this report are dependent on market prices for the contained metals, metallurgical recoveries and ore processing, mining and general/administration cost estimates. Mineral reserve estimates in subsequent evaluations of the Rosemont deposit may vary according to changes in these factors. As of the effective date of this report, other than the ongoing litigation described in this AIF, there are no other known mining, metallurgical, infrastructure or other relevant factors that may materially affect the mineral reserve estimates.

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Mining Operations

The Rosemont project is designed to be a traditional open pit shovel/truck operation. To match the production requirements, the proposed pit operations are designed to be conducted from 50-foot-high benches using large-scale mine equipment, including: 10-5/8-inch-diameter rotary blast hole drills, 60 cubic yard class electric mining shovels, 46 cubic yard class hydraulic shovels, 25 cubic yard front-end loaders, and 260 ton off-highway haul trucks.

Mine operations are scheduled for 24 hours per day, 365 days per year. A mining rate of 132 million tons per year through year 11 will be required to provide the assumed nominal process feed rate of 32.9 million tons of ore per year. From year 12 through year 18, the annual mining rate decreases due to lower stripping ratios, starting with an average of 50 million tons per year and ending with approximately 33 million tons in production year 18. Ore shortfall will be made up from ore stockpiles.

Processing and Recovery Operations

The process plant design is based on a combination of metallurgical testwork, Rosemont Copper production plan and in-house information. The flowsheet has been developed from previous feasibility study work, value engineering studies and the recent testwork.  Benchmarking has been used to define and support the design parameters. This includes the copper-molybdenum separation circuit where testwork has been limited to a few tests. This is due to the relatively large sample mass required for a more detailed molybdenum testwork program and analysis.  The molybdenum plant design is based primarily on projected mass flows, grades and densities as well as the recent Constancia Plant design.

The flowsheet consists of primary crushing, followed by two parallel SAG, ball milling and pebble crushing (SABC) circuits, copper flotation with regrinding ahead of cleaning, a moly separation circuit, concentrate thickening and filtering and tailings thickening, filtering and dry stacking. With minor modifications, the process plant is designed to treat on average 90,000 tons/d (or 32.8 million tons/y).

Capital and Operating Costs

Initial project capital costs are estimated to be $1,921 million including 15% contingency on all items. The LOM sustaining capital costs are estimated to be $387 million excluding capitalized stripping and $1,168 million including capitalized stripping. The capital cost estimate is considered to be a Class 3 estimate as defined by AACE Recommended Practice 47R-11 for the mining and mineral process industry.

The average LOM operating costs (mining, milling and G&A) are estimated to be $9.24/ton milled (before deducting capitalized stripping) and $7.92/ton milled (after deducting capitalized stripping).

The economic viability of the Project has been evaluated using the metal prices outlined below. The metal prices used in the economic analysis are based on a blend of consensus metal price forecasts from over 30 well known financial institutions and Wood Mackenzie.

Metal Price Assumptions:
Spot Copper:	$3.00 (per pound)
Spot Molybdenum:	$11.00 (per pound)
Spot Silver:	$18.00 (per ounce)
Streamed Silver[1]:	$3.90 (per ounce)

(1) Subject to a 1% escalation after 3 years

At the effective realized prices including the impact of the stream, the revenue breakdown at Rosemont is approximately 92% copper, 6% molybdenum, and 2% silver.

Rosemont's projected annual copper production (contained copper in concentrate) is expected to average 140 thousand tons of copper over the first 10 years and, over the 19 year LOM, annual production is expected to average 112 thousand tons of copper.

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Rosemont has an unlevered after-tax NPV8% of $769 million and a 15.5% after-tax IRR using a copper price of $3.00 per pound as summarized below. The project NPV and IRR are calculated using end of period quarterly discounting in the quarter immediately before development capital is spent.

Metric	Units	LOM Total
Gross Revenue (Stream Prices)	$M	$13,377
TCRCs	$M	($1,837)
On-Site Operating Costs (after deducting of capitalized stripping)	$M	($4,691)
Royalties	$M	($368)
Operating Margin	$M	$6,480
Development Capital	$M	($1,921)
Stream Upfront Payment	$M	$230
Sustaining Capital (excludes capitalized stripping)	$M	($387)
Capitalized Stripping	$M	($781)
Pre-Tax Cash Flow	$M	$3,622
Cash Income Taxes	$M	($718)
After-Tax Free Cash Flow	$M	$2,903
After-Tax NPV8%	$M	$769
After-Tax NPV10%	$M	$496
After-Tax IRR	%	15.5%
After-Tax Payback Period	Years	5.5

The NPV8% (100% project basis) was sensitized based on percentage changes in various input assumptions above or below the base case. Each input assumption change was assumed to occur independently from changes in other inputs. The project is most sensitive to the copper price, followed by initial capital costs, on-site operating costs and the molybdenum price. The table below reports the after-tax NPV8%, NPV10%, IRR and payback of the project at various flat copper prices assuming all other inputs remain constant.

	Flat Copper Price ($/lb)
	$2.50	$2.75	$3.00	$3.25	$3.50
After-Tax NPV8% ($M)	$45	$412	$769	$1,115	$1,448
After-Tax NPV10% ($M)	($122)	$192	$496	$792	$1,076
After-Tax IRR (%)	8.5%	12.2%	15.5%	18.5%	21.2%
After-Tax Payback (years)	6.9	5.9	5.2	4.7	4.3

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

777 MINE

Project Description and Location

The 777 mine is an underground copper and zinc mine with significant precious metals credits located in Flin Flon, Manitoba.

We own a 100% interest in the properties that comprise the 777 mine through mineral leases, Order in Council ("OIC") leases and mineral claims in Manitoba and Saskatchewan. The properties cover approximately 3,800 hectares, including approximately 500 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. Our surface rights and permits are sufficient for purposes of our current mining operations.

Liabilities associated with the 777 mine are addressed by the closure plans that have been submitted to regulators in both Saskatchewan and Manitoba and financial assurance is in place to address the closure obligations associated with demolition and remediation activities outlined in such closure plans. In addition, closure plans have been submitted and are backed with financial assurance for the associated Flin Flon Metallurgical Complex ("FFMC"), which includes the FFTIA utilized by the 777 mine. Our estimate of this future liability may increase as a result of a new closure plan for the 777 mine and Flin Flon operations. We expect our new Flin Flon closure plan to be submitted to the Manitoba and Saskatchewan governments for approval later in 2021.

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Mineral production from the 777 mine property is subject to a 4% net smelter returns royalty and a 27.56 cents (Canadian) per tonne production royalty pursuant to a Royalty Agreement (the "Royalty Agreement") dated as of January 1, 2015 between HBMS and Callinan Royalties Corporation ("Callinan").

Precious metals production from the 777 mine is subject to our agreement with Wheaton Precious Metals, as described in this AIF.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The 777 mine is located in Flin Flon, Manitoba, which has a population of approximately 6,000 people, and is accessible by paved highway. Flin Flon is the site of our principal concentrator and zinc plant and has well developed access to rail and air transportation. Personnel requirements for our 777 mine and processing facilities are largely drawn from the immediate area.

Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. No issues are foreseen for securing additional electrical power in the future if required.

Water for mining activities is supplied from a reservoir located adjacent to the 777 mine site and is sufficient for operations.

Tailings from milling are sent to the Paste Backfill Plant located at the lower level of the mill building. Mixed paste backfill is pumped to one of two lined boreholes adjacent to the mill, where paste is gravity fed to 1,082 metre level for distribution to mined out stopes. Tailings not used in paste production are pumped to the FFTIA. The FFTIA is located in Saskatchewan approximately 500 metres to the west of our Flin Flon Metallurgical Complex.

The 777 mine site is 311 metres above sea level. The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6°C. Operating costs in the first and fourth quarters are typically higher due to additional heating and other seasonal costs.

History

In 1993, the 777 deposit was discovered by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine began as part of the "777 Project" and commercial production from the mine commenced in January 2004. In December 2004, we acquired HBMS and the 777 mine from Anglo American plc.

HBMS took a working option on the 777 property in 1967 from Callinan. In 1988, HBMS acquired Callinan's remaining interest in the property and in return granted Callinan a production royalty and a net profit interest, which net profit interest has since been converted to a net smelter return royalty, as described above.

Geological Setting

The 777 deposit lies in the western portion of the Paleoproterozoic Flin Flon Greenstone Belt. The Greenstone Belt is interpreted to be comprised of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean floor and ocean island, and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group (which includes the Flin Flon formation).

ANNUAL INFORMATION FORM | B29

The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and flow-top breccias. It is comprised of the Millrock member, which contains the 777 and Callinan mineralization, and in footwall to it the Blue Lagoon and Club members.

A complex succession of felsic and basalt-dominated heterolithic volcaniclastic rocks host the Flin Flon Main, Callinan and 777 VMS deposits within the Greenstone Belt. The north-trending, VMS-hosting, 30 to 700 metre thick volcanic/volcaniclastic succession is recognized for at least 5 kilometres along strike and has an average dip of 60°E. The volcaniclastic rocks have been interpreted to occupy a volcano-tectonic depression within a basaltic footwall succession.

Exploration: Drilling

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our 777 mine mineralization. The modern 777 drilling program began in the early 2000's and, as of January 1, 2021, a total of 2,943 holes and 396,560 metres had been drilled. Drill hole spacing along the 777 deposit is generally 30 to 50 metres.

Standard procedure is that the core is initially logged and sample intervals are determined by both lithology and a visual estimate of the sulphide mineralization. As a general rule, sample intervals are approximately one metre.

Mineralization

The 777 and Callinan deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated around 1888 Ma. The rocks immediately hosting the mineralization, however, consist of quartz-phyric ("QP") and quartzfeldspar-phyric rhyolite flows and quartz-feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone. All three zones lie within the same stratigraphic sequence with the same lithofacies as described above. The West Zone lies in the footwall in what is interpreted to be a lower thrust slice and both limbs have the same stratigraphic sequence. On average the lenses strike at 010° and dip to the east at 45°. All zones have a relatively shallow plunge trending at -35° towards 140°. Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker when two or more zones overlap.

The Callinan deposit is subdivided into two rhyolite horizons termed the East-QP and the West-QP. The East-QP is host to the lenses of the North Zone (northern portion), and the East Zone (southeast portion), and is on the same horizon as the 777 mineralization. The West-QP hosts the South Zone (southwest portion) and its associated lenses. Each of these zones is further subdivided into a number of mineralized lenses. The subdivision of Zones into lenses was based on the spatial distribution of the mineralization. The South Zone lenses generally strikes to the north and dip at 50° to the east with a plunge trending at -50° towards 135°. The North and East Zones generally strike at 020° with a 50° dip to the east with a shallow plunge trending at -30° towards 145°.

Mineralization is generally medium to coarse grained disseminated to solid sulphides consisting of pyrite, chalcopyrite, sphalerite, pyrrhotite, and magnetite. The principle gangue minerals are chlorite and quartz. Alteration minerals include biotite, epidote and actinolite.

Mineral Processing and Metallurgical Testing

The Flin Flon concentrator is an operating plant running at steady state and as a result, several of the initial metallurgical testing and assumptions have been replaced by the operating experience and performance of the plant over its 17 years of operation in processing the ore produced from the 777 mine.

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Sampling Methods and Analysis, Quality Assurance and Quality Control and Sample Security

The samples preparation methods performed on the 777 samples are generally the same as the ones used for the Lalor mine samples, described in the previous pages of this Schedule B.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates for 777 are effective January 1, 2021. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

1. Mineral Resources

Mineral resources were separated into the 777 and Callinan portions of the deposit. This was done for mining and planning purposes as the Callinan lenses represent the upper, and more historic, portion of the mineralization and the 777 zones represent the lower more recently drilled and identified mineralization. The interpreted lenses of the 777 zones and certain Callinan lenses were built by digitizing polylines around the mineralization. Polylines were then linked with tag strings and triangulated in order to create three dimensional wireframe solids.

The mineral resource modeling was completed using MineSight 12.0-2 software in mine coordinates. The block model was constrained by interpreted 3D wireframes of the mineralization. Gold, silver, copper, zinc, iron, specific gravity and in some cases dilution variables and horizontal width were estimated into blocks using either ordinary kriging or relative co-ordinate kriging for most lenses.

2. Mineral Reserves

Mining, processing and economic parameters were applied to the block model to form the basis of the reserve estimate with an effective date of January 1, 2021. The measured resources were used to estimate the proven mineral reserves and the indicated resources were used to estimate the probable mineral reserves. For mining purposes, there are eight active mining areas in the mine to allow for a blended product with the end goal to send a blended grade to the mill. Mining methods were established for each mining area and a net smelter return ("NSR") was calculated to determine the economic viability. NSR revenues were calculated for each mining area comprised of blocks from the block model assuming metallurgical recoveries and our 2021-2022 average metal prices and exchange rate forecast. To determine the economic viability and NSR margin of each mining block, onsite operating costs, capital development and offsite costs were estimated and applied against copper and zinc concentrate produced for each mining block. The final step of the reserving process involved developing an annualized life-of-mine production plan and supporting cash flow analysis to determine the mineral reserves.

Reconciliation of Reserves and Resources

A year over year reconciliation of our estimated mineral reserves and resources at the 777 mine is set out below.

ANNUAL INFORMATION FORM | B31

Note:

1. Totals may not add up due to number rounding.

Mining Operations

The 777 mine is a multi-lens orebody with shaft access down to the 1,508 metre level. The mine consists of an internal ramp that provides access to each mining level. Mobile tired diesel equipment is utilized. Load haul dump ("LHD") units vary from 8 to 10 cubic yard. Trucks are 40 to 50 tonne units feeding an ore pass system or direct to rock-breakers which feed an underground crusher and ore is skipped to surface via the shaft.

Long-hole open stope is the mining method used at the 777 mine. Mine sequencing involves primary, secondary, chevron and longitudinal retreat stopes that are either paste or unconsolidated loose waste rock backfilled. Long-hole stopes are mined at 15 to 17 metre vertical sill to sill intervals. Stope strike lengths are generally 16 metres with widths of 3 to 100 metres, with an average of approximately 20 metres. The ore is undercut at the top and bottom of the block, providing access for drilling and mucking. Drilling is done by top hammer long-hole drills with holes varying in length between 10 metres and 20 metres long and a hole diameter of 3 inches. Mucking is accomplished by remote LHD units and then loaded to haul trucks. Ore at the 777 mine is loaded by LHDs to underground haul trucks, which dump to a series of ore passes that feed three chutes on 1,412 metre level. Haul trucks are loaded from the chutes and haul the ore directly to the main ore pass system on 1,412 metre level. The ore is temporarily stored in a 1,725 tonne coarse ore bin that feeds the crusher. From the crusher it is conveyed to a 1,600 tonne fine ore bin, where it is conveyed to a loading pocket at the 1,508 metre level and placed into two 15 tonne skips and hoisted to surface. The ore on surface is hauled by 53 to 63 tonne haulage trucks directly to the Flin Flon concentrator or is dumped on a stockpile close to the concentrator.

Ore from the 777 North mine is loaded onto haul trucks by LHDs and transported up the ramp to surface. The ore is dumped on the ground prior to being sent through a surface crusher operated by a contractor. The ore is then loaded and transported for processing at the Flin Flon concentrator or stockpiled nearby.

Our Flin Flon concentrator processes 777 ore into copper and zinc concentrates. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade and continuous galvanizing grade aluminum alloy zinc metal before being sold to third party purchasers. See "Description of our Business - Other Assets - Processing Facilities" and "Description of our Business - Other Information - Products and Marketing".

ANNUAL INFORMATION FORM | B32

Exploration and Development

The 777 mine life has been confirmed to extend until the second quarter of 2022, based on the most recent estimate of mineral reserves. No additional exploration or mine development has been considered.

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SCHEDULE C: AUDIT COMMITTEE CHARTER

HUDBAY MINERALS INC.

(THE "COMPANY")

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

• the quality and integrity of the financial statements of the Company,

• the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

• the qualification, independence and performance of the Company's independent auditor,

• the appointment, independence and performance of the Company's head of the internal audit function,

• the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company's business (the "Risks"), and

• The performance of the Company's Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication among the independent auditor, the internal audit function, the Company's Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor or the internal audit function regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company. Also, the Audit Committee is directly responsible for the approval of the appointment and retention (and termination) and the oversight of the work of the internal audit function.

The Audit Committee is not responsible for:

• planning or conducting audits,

• certifying or determining the completeness or accuracy of the Company's financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

• financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

• any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The fundamental responsibility for the Company's financial statements and disclosure rests with senior management.

ANNUAL INFORMATION FORM | C1

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance and independence of the Company's internal audit function and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company's publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company's Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company's Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

• accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries1 (other than remuneration for acting in his or her capacity as a director or committee member) or be an "affiliated person"2 of the Company or any of its subsidiaries, or

• concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company's annual management information circular).

Notes:

1 A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

2 An "affiliate" of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

ANNUAL INFORMATION FORM | C2

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

• Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

• Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

• Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

• Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

• Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

• Provide notice to the independent auditor of every meeting of the Audit Committee.

• Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

• Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

• Review expense reports of the Chairman and the Chief Executive Officer.

Internal Audit Function

The Audit Committee shall:

• Approve the appointment and, if appropriate, the termination of the head of the internal audit function.

• Obtain confirmation from the head of the internal audit function that he or she is ultimately accountable, and will report directly, to the Audit Committee.

• Oversee the work of the internal audit function, including the resolution of any disagreements between senior management and the internal audit function.

• Approve the internal audit function annual plan.

• Review quarterly reports from the head of the internal audit function.

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The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

• Meet with senior management and/or the independent auditor to review and discuss,

• the planning and staffing of the audit by the independent auditor,

• before public disclosure, the Company's annual audited financial statements and quarterly financial statements, the Company's accompanying disclosure of Management's Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

• financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

• any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company's financial statements,

• all critical accounting policies and practices used,

• all alternative treatments of financial information within IFRS that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

• the use of "pro forma" or "adjusted" non-IFRS information,

• the effect of new regulatory and accounting pronouncements,

• the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company's financial statements,

• any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

• the adequacy of the Company's internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

• Review disclosure of financial information extracted or derived from the Company's financial statements.

• Review with the independent auditor,

• the quality, as well as the acceptability of the accounting principles that have been applied,

• any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company's response to that letter or communication, and

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• any changes to the Company's significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

• Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the "ERM Policy") that is developed and is to be implemented by senior management.

• Meet with senior management to review and discuss senior management's timely identification of the most significant Risks, including those Risks related to or arising from the Corporation's weaknesses, threats to the Corporation's business and the assumptions underlying the Corporation's strategic plan ("Principal Risks").

• Approve a formalized, disciplined and integrated enterprise risk management process (the "ERM Process") that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report Principal Risks.

• Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

• At least semi-annually, obtain from senior management and, as appropriate, with the input of one or more of the Board's Committees, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

• Review with senior management the Company's tolerance for financial Risk and senior management's assessment of the significant financial Risks facing the Company.

• Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management's Discussion and Analysis and in the financial statements.

• Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

• Review the adequacy of insurance coverages maintained by the Company.

• Discharge the Board's oversight function in respect of the administration of the pension and other retirement plans of the Company and its affiliates.

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Compliance

The Audit Committee shall:

• Obtain reports from senior management that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

• Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company's financial statements or accounting policies.

• Review senior management's written representations to the independent auditor.

• Advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

• Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

• Establish procedures for,

• the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

• the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee, unless otherwise directed by the Board of Directors.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

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